Post-Effective Amendment No. 1
Registration No. 333-155396

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1
TO FORM S-8
REGISTRATION STATEMENT
Under the Securities Act of 1933

ASHLAND INC.
(Exact name of registrant as specified in its charter)

Kentucky (State or other jurisdiction of incorporation or organization)	20-0865835 (I.R.S. Employer Identification No.)

50 E. RiverCenter Boulevard
P.O. Box 391
Covington, KY 41012-0391
(859) 815-3333

(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Ashland Inc. Union Employee Savings Plan
(Formerly known as Hercules Incorporated Savings and Investment Plan)
(Full title of the Plan)

David L. Hausrath, Esq.
Senior Vice President and General Counsel
50 E. RiverCenter Boulevard
P.O. Box 391
Covington, KY 41012-0391
(859) 815-3333

(Name, address and telephone number of agent for service)

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☒	Accelerated Filer ☐
Non-Accelerated Filer ☐ (Do not check if a smaller reporting company)	Smaller Reporting Company ☐

EXPLANATORY NOTE

Effective January 1, 2011, the Hercules Incorporated Savings and Investment Plan was amended to change the name of the plan to the Ashland Inc. Union Employee Savings Plan.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 8.   Exhibits.

The following Exhibits are filed as part of this Registration Statement.

4.1   Ashland Inc. Union Employee Savings Plan as amended and restated effective January 1, 2011.

24   Power of Attorney.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-8 and has duly caused this Post-Effective Amendment No. 1 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Covington, Commonwealth of Kentucky, on June 27, 2011.

ASHLAND INC.
(Registrant)

By: /s/ David L. Hausrath
       Name: David L. Hausrath
       Title: Senior Vice President and
              General Counsel

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 has been signed below by the following persons in the capacities indicated on June 27, 2011.

Signature	Title
* _____ James J. O'Brien	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)
/s/ Lamar M. Chambers _____ Lamar M. Chambers	Senior Vice President and Chief Financial Officer (Principal Financial Officer)
/s/ J. William Heitman _____ J. William Heitman	Vice President and Controller (Principal Accounting Officer)
* _____ Roger W. Hale	Director
* _____ Kathleen Ligocki	Director
* _____ Vada O. Manager	Director
_____ Barry W. Perry	Director
* _____ Mark C. Rohr	Director
* _____ George A. Schaefer, Jr.	Director

*	Director
_____ Theodore M. Solso	
_____ John F. Turner	Director
*	Director
_____ Michael J. Ward	

*By: /s/ David L. Hausrath
     David L. Hausrath
     Attorney-in-Fact

EXHIBIT INDEX

4.1   Ashland Inc. Union Employee Savings Plan as amended and restated effective January 1, 2011.

24   Power of Attorney.

ASHLAND INC.
UNION EMPLOYEE
SAVINGS PLAN

(Amended and Restated as of January 1, 2011)

TABLE OF CONTENTS

ARTICLE I. INTRODUCTION AND EFFECTIVE DATE

Section 1.1. **Purpose of Plan.** The Ashland Inc. Union Employee Savings Plan, the terms of which are herein set forth (as the same is now in effect or as hereafter amended from time to time, the "Plan"), was formerly known as the Hercules Incorporate Savings and Investment Plan and originally maintained by Hercules Incorporated. The Plan is amended and restated effective January 1, 2011 and now maintained by Ashland Inc. (the "Company"), for the benefit of its eligible employees and those of its subsidiaries and affiliated companies that adopt the Plan with its consent (as described below). The purposes of the Plan are to foster thrift on the part of the eligible employees by affording them the opportunity to make regular savings and investments through payroll deductions in order to provide the opportunity for additional security at retirement, and also to provide them with a proprietary interest in the continued growth and prosperity of the Company. As an incentive, the Company and its participating related companies will match a portion of such savings by regular contributions as provided in the Plan. As further provided in the Plan, the Company and its participating related companies shall make additional contributions on behalf of eligible employees without regard to whether such employees elect to contribute.

Section 1.2. **Plan and Trust Intended to Qualify**. The Plan and the trust created thereby are for the exclusive benefit of participating employees and their beneficiaries. They are designed to comply with the Employee Retirement Income Security Act of 1974, as amended, and to qualify as an "employee stock ownership plan," as defined in section 4975(e)(7) of the Internal Revenue Code of 1986, as amended (the "Code"), and as a stock bonus plan under Section 401(a) of the Code, with a cash or deferred arrangement as defined in Section 401(k)(2) of the Code. Except as provided in the Plan, in no manner shall any assets held in trust under the Plan for the benefit of Plan participants revert to the Company.

Section 1.3. **Effective Date**Except as otherwise provided, this Plan, as amended and restated herein, is effective for payroll periods beginning on or after January 1, 2011 (the "Effective Date").

ARTICLE II.
DEFINITIONS AND CONSTRUCTION

Section 2.1.   **Definitions.** The following words and phrases when used in this Plan with an initial capital letter, unless their context clearly indicates to the contrary, shall have the respective meanings set forth below in this Section 2.1:

Account. A memorandum account established and maintained by the Trustee for a Participant pursuant to Section 6.1, in which is reflected the value of a Participant's entire interest in all assets held in trust under the Plan. A Participant's Account shall be comprised of one or more of the following subaccounts: After-Tax Contribution Account, Basic Retirement Contribution Account, Before-Tax Contribution Account, Company Matching Contribution Account, Gain Sharing Contribution Account, Performance Retirement Contribution Account, and any other subaccounts as the Company deems necessary for the proper administration of the Plan.

Actual Contribution Percentage. As defined in Section 13.8.

Actual Deferral Percentage. As defined in Section 13.8.

Affiliated Company. As defined in Section 15.7.

Affiliated Employer. As defined in Section 14.5.

After-Tax Contribution. A Participant's contribution to the Plan pursuant to the Participant's election (provided for in Sections 4.1 and 4.2) to have a specified percentage of his Earnings deducted from pay and contributed to the Plan as an After-Tax Contribution on his behalf. After-Tax Contributions are intended to constitute employee contributions within the meaning of Code section 414(h)(1).

Annual Addition. As defined in Section 14.5.

Basic Retirement Contribution. A contribution made to the Plan by a Participating Company pursuant to Subsection 5.1(b).

Before-Tax Contribution. A Participating Company's contribution to the Plan on a Participant's behalf pursuant to an election by the Participant under Sections 4.1 and 4.2 to defer a designated portion of the Participant's Earnings.

Beneficiary. Any person, estate or trust who by operation of law, or under the terms of the Plan, or otherwise, is entitled to receive the amount, if any, payable under the Plan upon the death of such Participant. A "designated Beneficiary" is any individual designated or determined in accordance with Section 17.1, except that it shall not include any person

2

who becomes a Beneficiary by nature of the laws of inheritance or intestate succession.

Benefits Base. With respect to each Participant, for any applicable Pay Period or other measuring period, such Participant's Earnings (within the meaning of Subsection (a) of the definition thereof) or a corresponding fraction of his total annual Earnings for the preceding calendar year, whichever is greater. The numerator of such fraction shall equal one, and the denominator shall equal the total number of equivalent Pay Periods or measuring periods in such preceding year. Notwithstanding the foregoing, for each Plan Year commencing on or after January 1, 2005, a Participant's Benefits Base shall not exceed $210,000 (as may be adjusted from time to time in accordance with Code section 401(a)(17)).

Board. The Board of Directors of the Company.

Catch-Up Contribution. A Participant's Before-Tax Contribution as provided in Subsection 4.1(b).

Code. The Internal Revenue Code of 1986, as now in effect or as hereafter amended from time to time. References to any section or subsection of the Code are to such section or subsection as the same may from time to time be amended or renumbered and/or any comparable or succeeding provisions of any legislation that amends, supplements or replaces such section or subsection.

Committee. The Investment and Oversight Committee of the Board.

Company Stock. The common stock of Ashland Inc., it being intended that such Company Stock constitute "qualifying employer securities" within the meaning of section 4975(e)(8) of the Code. On and after the Merger Effective Date, Company Stock shall include the common stock of Ashland Inc., it being understood that such Company Stock constitutes "qualifying employer securities" within the meaning of section 4975(e)(8) of the Code.

Company. Ashland Inc., a Kentucky corporation.

Company Contributions. Shall include Company Matching Contributions, Performance Retirement Contributions, Basic Retirement Contributions, and Gain Sharing Contributions.

Company Matching Contribution. A contribution made to the Plan by a Participating Company pursuant to Subsection 5.1(a) which is based upon Participant Contributions.

Compensation. The following definition is relevant only to the following Sections or Articles of this Plan: Section 4.3, Section 5.4, Article XIII, Article XIV and Article XV.

(a)   "Compensation" shall mean, subject to the limitations set forth in Subsection (c) of this definition, the Employee's wages for federal tax withholding purposes, as defined in section 3401(a) of the Code, but determined without regard to any rules that limit the remuneration included in wages based on the nature or location of the employment or the services performed, plus:

(1)   Before-Tax Contributions and other amounts excluded from gross income under section 125 (relating to cafeteria plans), 132(f)(4) (relating to qualified transportation fringe benefit plans), 402(e)(3) (relating to section 401(k) cash or deferred plans), 402(h)(1)(B) (relating to simplified employee pensions) or 403(b) (relating to tax-deferred annuities) of the Code; and

(2)   compensation deferred under an eligible deferred compensation plan within the meaning of section 457(b) of the Code.

(b)   For the purposes of the definitions of "Actual Deferral Percentage" and "Actual Contribution Percentage" in Section 13.8 (except as otherwise provided in such definitions), the Committee may elect not to include the amounts in Paragraphs (1) and (2) of Subsection (a) of this definition, and the Committee may elect to consider only compensation as defined above for that portion of the Plan Year during which the Employee was an eligible Employee, provided that this election is applied uniformly to all eligible Employees for the Plan Year.

(c)   For any Plan Year beginning after December 31, 2004, the amount otherwise described in Subsection (a) shall not exceed $210,000, as such limit may be adjusted in accordance with section 401(a)(17)(B) of the Code, except that this Subsection (c) shall not apply for purposes of Article XIV. The dollar limit under section 401(a)(17)(B) of the Code in effect for a calendar year applies to Compensation for the Plan Year that begins with or within such calendar year.

(d)   For purposes of Subsection (a) of this definition, amounts under section 125 of the Code include any amounts not available to a Participant in cash in lieu of health coverage because the Participant is unable to certify that he has other health coverage. An amount will be treated as an amount under section 125 of the Code only if the Participating Company does not request or collect

information regarding the Participant's other health coverage as part of the enrollment process for the health plan.

Disability. A condition on account of which a Participant is eligible for and in receipt of benefits under the Company's short-term disability or long-term disability program.

Earnings. The regular salary or wages paid or payable to a Participant for services rendered to a Participating Company, as described more fully below:

(a)   for each Plan Year beginning on or after January 1, 2006, for any applicable Pay Period or other measuring period, the base salary or wages due to a Participant from a Participating Company, including payments for overtime, shift premiums, holidays, vacations taken by employees, commissions (on a uniform basis as determined by the Board), and any other bonus under a Participating Company bonus plan for service rendered during 1969 and thereafter (such bonus awards to be applied to the years in which they were earned), and Nonoccupational and Temporary Occupational Disability Benefits and any other form of income, except as specifically excluded below, for services rendered to the Participating Company as approved by the Committee. Earnings shall be determined prior to any deduction for Before-Tax Contributions or before-tax contributions pursuant to Code sections 125 and 132(f). Back-pay payments made as a result of a back-pay award or agreement shall be applied to the period of such award or agreement. Earnings shall not include, without limitation, the following: (i) an amount equal to any deduction for any other deferred compensation (including any bonuses deferred) or any benefits paid under a deferred compensation plan; (ii) the value of any award, transfer or payment under any restricted stock plan, phantom stock plan, unit incentive plan, stock option plan or other equity-based compensation plan, except to the extent that it constitutes "Above Target" amounts as described above; (iii) any expatriate or foreign service allowances, including cost of living adjustments; (iv) any relocation expense payments or reimbursements; (v) any payments for unused benefit credits under a plan maintained pursuant to Code section 125; (vi) any amounts imputed as income under Code sections 61, 132 or 7872; (vii) any amounts under the Long Term Disability Plan of Ashland Inc. or any other plan providing similar benefits or any successor plan thereto; or (viii) any amounts under a dismissal or severance plan or program, whether paid in a lump sum or as periodic payments;

(b)   for each Plan Year ending prior to January 1, 2006, with respect to any Participant who was a Heritage BetzDearborn Employee, the amount described in Paragraph (a) of this definition (without regard to the reference to Plan Years beginning on or after January 1, 2006); and

(c)   for each Plan Year ending prior to January 1, 2006, with respect to any Participant who was not a Heritage BetzDearborn Employee, his Benefits Base for such Plan Year.

Effective January 1, 2008, Earnings under Subsection (a) shall also include (1) payments of unused earned or accrued vacation paid by the later of two and one-half months after a severance from employment or the end of the Plan Year in which the severance from employment occurred; (2) payments of regular pay for work performed during regular working hours or performed during extended working hours paid by the later of two and one-half months after a severance from employment or the end of the Plan Year in which the severance from employment occurred, provided that such pay would have been paid if there had not been a severance from employment; and (3) any payments by reason of qualified military service (as such term is used in Section 414(u) of the Code) to the extent such payments do not exceed what the individual would have received had the individual been actively performing services and, effective January 1, 2009, are denominated as differential wages payments pursuant to the definition in Section 3401(h)(2) of the Code.

The annual Earnings of a Participant taken into account under the Plan for any Plan Year shall not exceed $210,000, as adjusted from time to time by the Secretary of the Treasury in accordance with Code section 401(a)(17).

Employee. An employee of a Participating Company who is:

(1)   an individual employed on a full time basis by a Participating Company at locations to which this Plan has been extended by the Board, and who otherwise meets the criteria set out by the Board, including employees who are officers or directors;

(2)   an individual employed by any subsidiary or affiliated company of the Company that has elected or later elects, with the permission of the Board, to adopt this Plan;

(3)   a United States citizen or resident locally employed by a foreign subsidiary or foreign affiliated company of Company (collectively, "Foreign Affiliates"), provided that all of the following conditions are met:

(A)   The citizen or resident is not represented by a union, unless such agreement expressly provides for participation in this Plan;

(B)   The Foreign Affiliate and Company are members of the same "controlled group of corporations," within the meaning of section 1563(a) of the Code;

(C)   Company has entered into an agreement with the United States Department of the Treasury to cover for Social Security purposes all United States citizens or residents employed by such Foreign Affiliate;

(D)   The United States citizen or resident employed by such Foreign Affiliate is not a participant in any other funded pension, profit-sharing, stock bonus or other plan of deferred compensation, whether or not qualified for tax exemption under the Code, to which someone or some organization other than Company contributes with respect to the compensation such citizen or resident receives from the Foreign Affiliate; and

(E)   The Board has expressly designated the person (or a group of individuals of which the person is a member) as being eligible to participate in the Plan.

(4)   A United States citizen nor resident employed abroad by a domestic subsidiary corporation of which Company owns 80% or more of the voting stock, provided the following conditions are met:

(A)   The domestic subsidiary corporation of Company:

(i)   Derives 95 % or more of its gross income for the taxable year and for the two (2) prior taxable years from sources without the United States and Derives 90% or more of its gross income for the taxable year and for the two (2) prior taxable years from the active conduct of a trade or business; and

(B)   The United States citizen or resident employed abroad by such domestic subsidiary corporation is not a participant in any other funded pension, profit-sharing, stock bonus or other plan of deferred compensation, whether or not qualified for tax exemption under the Code, to which someone or some organization other than Company contributes with respect to the compensation such citizen or resident receives from such domestic subsidiary.

(5)   A former employee of a Participating Company who, at such Participating Company's request, is placed on a temporary leave of absence for purposes of employment by an Affiliated Employer, such temporary leave of absence not to exceed a period of five (5) years; provided, however, this subparagraph shall apply only to

those individuals who were employed at the Wilmington, Delaware, office of Company immediately prior to the temporary leave of absence being granted.

An individual who receives a differential wage payment described in either the definition of Compensation or Earnings shall be treated as an Employee of the Company or Participating Company making such payment to the extent required by Code Section 414(u)(12).

ERISA. The Employee Retirement Income Security Act of 1974, as now in effect or as hereafter amended from time to time. References to any section or subsection of ERISA are to such section or subsection as the same may from time to time be amended or renumbered and/or any comparable or succeeding provisions of any legislation that amends, supplements or replaces such section or subsection.

Excess Amount. As defined in Section 14.5.

Exempt Loan. Any loan to the Trust not prohibited by section 4975(c) of the Code, including a loan which meets the requirements set forth in section 4975(d)(3) of the Code and the regulations promulgated thereunder, the proceeds of which are used to finance the acquisition of Company Stock or to refinance such a loan.

Fair Market Value. The value of an asset as determined in good faith by the Trustee in accordance with Sections 3(18) and 408 of ERISA (and the regulations issued thereunder by the Secretary of Labor) and Section 401(a)(28) of the Code (and any regulations issued thereunder by the Secretary of the Treasury).

Gain Sharing Contribution. A contribution made to the Plan by a Participating Company pursuant to Subsection 5.1(d) out of current or accumulated profits.

Heritage BetzDearborn Employee. Any Employee who, as of October 15, 1998, was on the payroll of BetzDearborn Inc.

Highly Compensated Participant. A Participant who is a Highly Compensated Eligible Employee as defined in Section 13.8.

Inactive Participant. Shall mean either (a) a former Employee who (i) is receiving long-term disability benefits under a long-term disability plan of a Participating Company, (ii) is on temporary leave of absence approved by a Participating Company and returns to employment by a Participating Company upon the expiration of such temporary leave of absence, (iii) has transferred employment to another entity, whether incorporated or not, in which Company owns directly or indirectly at least a 20% equity interest,

(iv) is on temporary leave due to military service, (v) is subject to an election to defer distribution of his Account pursuant to Section 8.5, or (vi) has not consented to receive an immediate distribution upon Termination of Employment pursuant to Section 8.2 or (b) an Employee who is a member of a collective bargaining unit and is excluded from participation in the Plan pursuant to Section 3.1.

Investment Vehicle. Any separate options available for the investment of amounts credited to Accounts in the Trust Fund, including Company Stock.

Investment Manager. Shall mean a bank, insurance company or investment advisor satisfying the requirements of Section 3(38) of ERISA.

Key Employee. As defined in Section 15.8.

Leased Employee. Any person (other than an Employee of a Participating Company or Affiliated Company) who pursuant to an agreement between a Participating Company or Affiliated Company and any other person ("leasing organization") has performed services for a Participating Company or Affiliated Company (or for a Participating Company or Affiliated Company and related persons determined in accordance with section 414(n)(6) of the Code) on a substantially full time basis for a period of at least one year, which services are performed under primary direction or control of a Participating Company or Affiliated Company.

Limitation Year. As defined in Section 14.5.

Matured Funds. Amounts contributed to the After-Tax Contributions Account and the Company Matching Contributions Account of a Participant that have been in the Plan for more than 24 months, plus amounts contributed to the Gain Sharing Contributions Account of a Participant, plus earnings on all amounts held in the After-Tax Contributions Account, the Company Matching Contributions Account, and the Gain Sharing Contributions Account of the Participant. Notwithstanding the preceding sentence, Matured Funds will not include Company Matching Contributions made after April 30, 1993 and any earnings thereon.

Merger Effective Date. The date upon which the "Effective Time" occurs. The "Effective Time" is defined in the Agreement and the Plan of Merger dated as of July 10, 2008 among Ashland Inc., Ashland Sub One, Inc. and Hercules Incorporated, which "Effective Time" shall occur upon the filing of the Certificate of Merger with the Delaware Secretary of State, or at a later time if agreed upon by the parties and specified in the Certificate of Merger.

Normal Retirement Age. For any Participant, the date on which he attains age 65.

Normal Retirement Date. For any Participant, the first day of the month coincident with or next following his attainment of Normal Retirement Age.

Nonoccupational and Temporary Occupational Disability Benefits. The amount of regular salary or wages, excluding premium pay for overtime, a Participant would have received from the Participating Company if not disabled, computed at the Participant's regular rate of pay for the number of hours or period he would normally have been expected to work were it not for the disability. Such computation shall be limited, however, to the period benefits would have been paid under a Participating Company disability plan.

Participant. An Employee who has met all the requirements for participation in this Plan in accordance with the provisions of Article III.

Participant Contributions. With respect to a particular Participant, his Before-Tax Contributions and After-Tax Contributions.

Participating Company. The Company or any subsidiary and affiliated company of the Company, the board of directors or equivalent governing body of which shall adopt this Plan and the Trust Agreement by appropriate action with the consent of the Board. Where the context clearly indicates, "Participating Company" shall also include a foreign affiliate described in Paragraph (3), or a domestic subsidiary described in Paragraph (4), of the definition of "Employee." Any such subsidiary or affiliated company which so adopts this Plan shall be deemed thereby to appoint the Company, the Committee and the Trustee its exclusive agents to exercise on its behalf all of the power and authority conferred hereby, or by said Trust Agreement, upon the Company, and also shall be deemed thereby to accept such terms of service and other conditions as the said Board may from time to time determine. The authority of the Company, the Committee and the Trustee to act as such agents shall continue until the Plan is terminated as to the subsidiary or affiliated company and the relevant portion of the Trust Fund has been distributed by the Trustee as provided in Article XX below.

Pay Period. With respect to any Participant, the monthly, semi-monthly, bi-weekly, weekly or other interval at which his Earnings are regularly paid.

Pension Plan. From and after September 30, 2009, Pension Plan shall include the portion of the Ashland Hercules Pension Plan that is the successor to the Pension Plan of Hercules Incorporated.

Performance Level. With respect to any Plan Year, the standard against which the Company's financial performance for such year shall be measured for purposes of Subsection 5.1(c). The Performance Level shall be established annually by the Board, which shall establish a "threshold level," a "target level," and a "maximum level." The Board has discretion to establish such threshold level, target level and maximum level using the metrics it deems advisable or convenient, which may include consideration of the performance of the whole Company and each Affiliated Company, including all business units and divisions thereof, and any or all other subsidiary or affiliated business entities, regardless of the percentage of ownership in the same by the Company or any Affiliated Company.

Performance Retirement Contribution. A contribution made to the Plan by a Participating Company pursuant to Subsection 5.1(c) based upon the Company's Performance Level.

Permissive Aggregation Group. As defined in Section 15.8.

Plan. The Ashland Inc. Union Employee Savings Plan, as amended and restated effective January 1, 2011, and as may be further amended from time to time.

Plan Year. The 12-month period beginning each January 1 and ending on the next following December 31.

Qualified Domestic Relations Order. A qualified domestic relations order within the meaning of Section 414(p) of the Code.

Qualified Military Service. Any service (either voluntary or involuntary) by an individual in the Uniformed Services if such individual is entitled to reemployment rights with a Participating Company with respect to such service.

Regulations. The applicable regulations issued under the Code, ERISA or other applicable law, by the Internal Revenue Service, the Labor Department or any other governmental authority and any proposed or temporary regulations or rules promulgated by such authorities pending the issuance of such regulations.

Required Aggregation Group. As defined in Section 15.8.

Required Beginning Date. For any Participant:

(1)   if he attains age 70½ on or after January 1, 2002 and is not a 5-percent owner (within the meaning of section 416 of the Code) of a Participating Company at any time during the five-Plan-Year period ending in the calendar year in which he attains age 70½, or

thereafter, April 1 of the calendar year following the later of the calendar year in which he has a Retirement or other Termination of Employment or the calendar year in which he attains age 70½;

(2)   if he attains age 70½ on or after January 1, 2002 and is a 5-percent owner (within the meaning of section 416 of the Code) of a Participating Company at any time during the five-Plan-Year period ending in the calendar year in which he attains age 70½, or thereafter, April 1 of the calendar year following the calendar year in which he attains age 70½;

(3)   if he attains age 70½ before January 1, 2002 but after December 31, 1988, April 1 of the calendar year following the calendar year in which he attains age 70½;

(4)   if he attained age 70½ during calendar year 1988, was not a 5-percent owner (within the meaning of section 416 of the Code) of a Participating Company at any time during the five-Plan-Year period ending in the calendar year in which he attained age 70½ or thereafter, and did not have a Retirement or other Termination of Employment before January 1, 1989, April 1, 1990;

(5)   if he attained age 70½ before January 1, 1988, and was a 5-percent owner (within the meaning of section 416 of the Code) of a Participating Company at any time during the five-Plan-Year period ending in the calendar year in which he attained age 70½, or thereafter, the latest of (1) December 31, 1987, (2) April 1 of the calendar year following the calendar year in which he attained age 70½, or (3) April 1 of the calendar year following the calendar year in which he became a 5-percent owner.

Retirement. Termination of Employment with immediate eligibility for pension payments from a qualified Code Section 401(a) pension plan maintained by a Participating Company.

Returning Veteran. A former Employee who on or after December 12, 1994, returns from Qualified Military Service to employment by a Participating Company within the period of time during which his reemployment rights are protected by law.

Rollover Contribution. A contribution made to the Plan by a Participant pursuant to Section 4.5.

Suspense Subfund. The subfund established pursuant to Section 7.6 as part of the Trust Fund to hold Company Stock purchased with the proceeds of an Exempt Loan pending the allocation of such Company Stock to Participants' Accounts.

Termination of Employment or Terminated Employment. A separation from service as an employee of a Participating Company or an Affiliated Company without continuing employment by any other Participating Company or Affiliated Company, or the disposition of the Company's direct or indirect ownership interest in an employee's employer that is a Participating Company or Affiliated Company before the disposition but is not after the disposition.

An Employee who is receiving differential wage payments as described in the definition of Compensation or Earnings that elects a distribution under the provisions of Section 23.10 shall be deemed severed from employment during the period such Employee is performing service in the uniformed services described in Code Section 3401(h)(2)(A) for the purposes of Code Section 401(k)(2)(B)(i)(I).

Top-Heavy Plan. As defined in Section 15.2.

Top-Heavy Ratio. As defined in Section 15.2.

Trust or Trust Fund. One or more trusts or funds established pursuant to Article VI to which contributions under the Plan will be made and out of which benefits will be paid to Participants as provided in the Plan, together with any trust instruments executed in connection therewith.

Trust Assets. All assets held in trust by the Trustee pursuant to this Plan for the exclusive benefit of participating employees and their beneficiaries.

Trustee. The Trustee(s) of the Trust Fund(s) established pursuant to this Plan, including any successor Trustee(s).

Uniformed Services. The Armed Forces, the Army National Guard and Air National Guard (when engaged in active duty for training, inactive duty training, or full-time National Guard duty), the commissioned corps of the Public Health Service, and any other category of persons designated by the President of the United States in time of war or emergency.

Valuation Date. The date as of which the total full shares of Company Stock, cash and other property, if any, credited to a Participant's Accounts in the Plan are valued by the Trustee. The first Valuation Date shall be the last business day of the first month of the first Plan Year and each subsequent Valuation Date shall be that last business day of each month thereafter or such other date or dates as the Trustee and Committee may agree.

Value of Account. A Participant's Account shall be valued by the Trustee on the Valuation Date selected by the Committee. The Trustee shall adjust the Participant's Account on the Valuation Date to reflect interest, dividends and other distributions, expenses or similar charges and

increases or decreases in the market value of one or more Investment Vehicles chosen by the Participant from those available in the Plan. The market value shall be computed by the Trustee based upon unit values, share prices or other recognized methods of determining market values of similarly situated assets in employee benefit trust funds. The market value of Company Stock within a Participant's Account shall be determined by the Trustee using the closing price per share on the Valuation Date. Notwithstanding any other provision of the Plan, to the extent that Participants' Accounts are invested in Investment Vehicles, the value of which is priced daily ("Daily Pricing Media"), all amounts contributed to the Trust Fund will be invested at the time of the actual receipt by the Investment Vehicle, and the value of each Account shall reflect the results of such daily pricing from the time of actual receipt until the time of distribution. Investment elections and changes shall be effective upon receipt of authorized transaction instructions. References elsewhere in the Plan to the investment of contributions "as of" a date other than that described in this shall apply only to the extent, if any, that assets of the Trust Fund are not invested in Daily Pricing Media.

Years of Service. The number of Months of Service credited to an Employee, divided by 12. Each month in which an Employee receives Earnings will be credited as a Month of Service without regard to the amount of the said Earnings. Non-consecutive months shall be taken into account, but no service shall be credited for any month in which an Employee has not received any Earnings.

Section 2.2. **Construction**. Whenever any words are used herein in the masculine gender, they shall be construed as though they were also used in the feminine gender in all cases where they would so apply, and wherever any words are used herein in the singular form they shall be construed as though they were also used in the plural form in all cases where they would so apply. Headings of sections and subsections of this Plan are inserted for convenience of reference, are not a part of this Plan, and are not to be considered in the construction hereof. The words "hereof," "herein," "hereunder," and other similar compounds of the word "here" shall mean and refer to the entire Plan, and not to any particular provision or section. All references herein to specific Sections or Subsections shall mean Sections or Subsections of this document unless otherwise qualified.

ARTICLE III.
ELIGIBILITY AND ENROLLMENT

Section 3.1. <u>**Eligibility.**</u>

    a.   <u>**Conditions of Eligibility**</u>. Every Employee who is a member of a collective bargaining unit that has bargained in good faith to participate in the Plan. Notwithstanding the provisions of Subsection 3.1(a), an Employee who is a member of a collective bargaining unit that has bargained in good faith for separate and alternative retirement benefits (or where such bargaining has resulted in no pension plan coverage) is not eligible to participate in this Plan, except as otherwise provided in Article XXII. The delegate of the Committee shall determine the eligibility of each Employee for participation in the Plan based upon information furnished by his Employer. Except as next provided, such determination shall be conclusive and binding upon all persons, as long as the same shall be made pursuant to the Plan and ERISA.

    b.   <u>**Change in Employment Classification.**</u> Effective January 1, 2011, the account of any Participant who becomes ineligible to participate in the Plan due to a change in employment classification and subsequently becomes eligible to participate in the Ashland Inc. Employee Savings Plan as a result of the same shall automatically transfer to the Participant's Account under the Ashland Inc. Employee Savings Plan.

Section 3.2. <u>**Date of Participation**</u>

    a.   <u>**Performance Retirement Contributions, Basic Retirement Contributions and Gain Sharing Contributions.**</u> With respect to Performance Retirement Contributions, Basic Retirement Contributions and Gain Sharing Contributions, an Employee who is eligible to participate as provided in Section 3.1 shall become a Participant as soon as administratively practical following his first day of employment in an eligible classification, but in no event later than 60 days after such date.

    b.   <u>**Before-Tax Contributions and After-Tax Contributions.**</u> With respect to Before-Tax Contributions and After-Tax Contributions, participation in this Plan is voluntary. An Employee who is eligible to participate as provided in Section 3.1 shall apply by enrolling at least thirty (30) days prior to his becoming a Participant (or such shorter period as may be prescribed). Each such enrollment shall contain the authorizations, designations and other items as are specified in Subsection 4.2(a). Once an Employee shall have satisfied such enrollment requirements, he shall become a Participant, with respect to Before-Tax and After-Tax Contributions, effective as of the date specified on the enrollment form ("Enrollment Date").

Notwithstanding the foregoing, an Employee who does not elect to contribute to the Plan within 30 days after the first day on which he has met the eligibility requirements of Section 3.1 shall be deemed to have elected to contribute to the Plan unless, during the 30-day period, he has affirmatively elected not to participate in the Plan in the form and manner prescribed by the Committee. A deemed election shall be effective as soon as administratively practicable following the expiration of the 30-day period.

ARTICLE IV.
PARTICIPANT CONTRIBUTIONS

Section 4.1. <u>Rate of Contributions.</u>

(a)   A Participant may contribute monthly to the Trust, by payroll deductions, an amount (rounded to the nearest full dollar) equal to from one percent (1%) to fifty percent (50%), in whole percentages, of his Earnings for such period. In the case of an Employee who has been deemed to have elected to contribute to the Plan as provided in Subsection 3.2(b)(2), such Employee shall be deemed to have authorized contributions to the Plan in the amount of three percent (3%) of his Earnings and shall be deemed to have designated such contributions as Before-Tax Contributions. Such amounts shall be invested for the Participant by the Trustee in accordance with the provisions of Article VI. As provided below in this Article IV, election of the amount of Participant Contribution by a Participant shall be made upon enrollment in this Plan in accordance with Subsection 3.2(b), and may be changed monthly to be effective upon the first payroll date of the second month succeeding the month in which the contribution rate is communicated to the trustee.

(b)   With respect to Plan Years beginning on or after January 1, 2003, all Participants who are eligible to make Participant Contributions under the Plan and who have attained Age 50 before the close of the Plan Year shall be eligible to make Catch-Up Contributions in accordance with, and subject to the limitations of, section 414(v) of the Code. Such Catch-Up Contributions shall not be taken into account for purposes of the provisions of the Plan implementing the required limitations of sections 402(g) and 415 of the Code, nor in applying the maximum percentage limitation under Subsection 4.1(a) of the Plan, nor shall they be taken into account for purposes of calculating the Company Matching Contribution under Subsection 5.1(a) of the Plan. The Plan shall not be treated as failing to satisfy the provisions of the Plan implementing the requirements of section 401(k)(3), 401(k)(11), 401(k)(12), 410(b), or 416 of the Code, as applicable, by reason of the making of such Catch-Up Contributions.

Section 4.2. <u>Contribution Elections.</u>

       a.   <u>General</u>. Except as provided in Subsection 3.2(b)(2), in order to make Before-Tax Contributions and/or After-Tax Contributions, an Employee must enroll according to procedures defined by the Plan record keeper. Each such enrollment shall (i) specify (in whole percentages) his elections as to the percentages of his Earnings to be contributed to the Trust Fund as Before-Tax Contributions and/or After-Tax Contributions; (ii) authorize payroll deductions of such Before-Tax Contributions and/or After-Tax Contributions; (iii) designate his investment election under the provisions of Section 6.3; (iv) designate one or more Beneficiaries pursuant to the provisions of Article XVII, and (v) contain such other designations, authorizations, declarations and undertakings as may be required. Any

election made under an earlier version of the Plan that was in effect immediately before the Effective Date shall remain in effect thereafter, except as otherwise provided in Subsection 4.2(c).

b.   **Before-Tax Contributions**. Pursuant to a Participant's election and authorization as provided in Subsection 4.2(a), and subject to the limitations set forth in Section 4.3, each Participating Company shall contribute to the Trust amounts withheld from the Participant's Earnings in the time and manner set forth in Section 4.2(i). Contributions made pursuant to this Section shall be transferred to the Trustee and, as provided in Section 7.2, shall be credited to the Participant's Before-Tax Contributions Account.

c.   **Effectiveness of Election**. A Participant's contribution election may be made prior to and effective upon his becoming a Participant, and shall remain in effect until the Participant (i) changes or suspends the election as provided in Subsections 4.2(e) and (f), or (ii) the Participant withdraws amounts pursuant to Subsection 11.2(b) or effective January 1, 2009 Section 23.10. If a Participant ceases to be an Employee, his contribution election will be terminated, and no further Before-Tax and After-Tax Contributions will be made to this Plan unless and until he again becomes an Employee and a new enrollment becomes effective.

d.   **Automatic Adjustment of Contributions**. In the event of an adjustment in Earnings, the amount of contributions shall thereafter be automatically adjusted in accordance with the percentage set forth in the contribution election which is in effect at the time the adjustment in Earnings is made.

e.   **Changes in Contribution Rate**. At any time after enrollment, a Participant may change his designated rate of contribution for Before-Tax Contributions and/or After-Tax Contributions, upward or downward within the limits specified in Subsection 4.1 by giving such prior notice (in the prescribed form) as his Employer may require; provided, however, that no Participant shall be entitled to make more than one such change in any calendar month. A contribution rate, so modified, shall thereafter remain in effect as provided in Subsections 4.2(a), (b) and (c).

f.   **Suspension of Contributions by Participant**. A Participant may suspend Before-Tax Contributions and/or After-Tax Contributions, but only pursuant to the procedures and subject to the conditions described in Section 10.1. Such a Participant may resume contributions only as provided in Section 10.2.

g.   **Automatic Discontinuance of Contributions**. If a Participant ceases to be an Employee, he shall no longer be permitted to make Before-Tax or After-Tax Contributions and all Company Matching Contributions shall be automatically discontinued as of the date on which such Participant no

longer receives Earnings from a Participating Company. If a Participant elects to withdraw an amount from his Account pursuant to the provisions of Subsection 11.2(b) or effective January 1, 2009 Section 23.10, such Participant Contributions shall be automatically discontinued effective for payments of Earnings occurring or arranged for (determined by taking into account the various pay periods and the various administrative procedures utilized by Participating Companies in the production and distribution of paychecks for their employees) after the date on which such withdrawal is effective under the provisions of Article XI.

Effective January 1, 2009, Participant Contributions that are automatically discontinued on account of a withdrawal pursuant to Section 23.10 shall be suspended for the same six month period as described in Section 11.2(b)(2)(B).

    h.   **Status of Funds**. Upon Suspension or DiscontinuanceIn the event that Participant Contributions are suspended pursuant to the provisions of Section 10.1 or discontinued under Subsection 4.2(g), funds allocated to the Participant's Account shall be retained by the Trustee. Participants who have suspended under Section 10.1 may exercise any options available under this Plan by following applicable procedures for election of such options. Funds remaining in the Plan shall be subject to availability for withdrawal as specified under Article XI. In the event of Termination of Employment, the provisions of Section 6.6 and Article VIII shall apply.

    i.   **Payment of Contributions**. Any Participant Contributions made pursuant to a Participant's Contribution election shall be paid by his Participating Company into the Trust Fund, for investment according to the investment options selected by the Participant under Article VI, as soon as reasonably practicable after the close of each month, but no later than the fifteenth (15th) business day of the month following the month in which such contributions were received or withheld from the Participant's Earnings. Participating Companies shall not have any liability for the payment of interest on any Participant Contributions pending the delivery of such contributions to the Trustee.

Section 4.3.   **Statutory Limits**. Before-Tax and After-Tax Contributions by or on behalf of a Participant are subject to the statutory limitations set forth in Articles XIII, XIV and XV. Accordingly, the Committee may, in accordance with Articles XIII, XIV, and XV and applicable provisions of ERISA and the Code, impose from time to time separate maximum dollar limits on Before-Tax Contributions, After-Tax Contributions and Company Contributions and apply from time to time different maximum contribution limits to different groups of Participants on the basis of their Compensation in the immediately preceding and/or current Plan Year. In this connection, any Participating Company may limit, revoke or amend their commitment to make Participant Contributions under Section 4.1 on behalf

of any Participant at any time, but only if the Committee determines that such limitation, revocation or amendment is necessary under one of the following circumstances:

(i)   in the case of a Participant's Before-Tax Contributions, to ensure that the dollar limitation specified in Section 13.2 is not exceeded, or to ensure that the nondiscrimination requirements specified in Section 13.5 are met for such Plan Year; or

(ii)   in the case of a Participant's After-Tax and Company Matching Contributions, to ensure that the nondiscrimination requirements of section 401(m) of the Code specified in Section 13.6 are met for such Plan Year, or to ensure that special limitation of Section 13.3 is met for such Plan Year; or

(iii)   to ensure that allocations to a Participant's Account for any calendar year will not exceed the Annual Additions limitations specified in Section 14.2; or

(iv)   to ensure deductibility for federal income tax purposes of all contributions to this Plan by a Participating Company, as such limit is set forth in Section 13.4.

Section 4.4.   **Nonforfeitability and Distribution of Participant Contributions**. As provided in Article IX, for all purposes of this Plan a Participant shall have at all times a nonforfeitable interest in his Participant Contributions credited to his Account. Except as otherwise provided in Article XI, the amount of Participant Contributions credited to a Participant's Account shall be paid from the Trust Fund to the Participant or his Beneficiary at the time and in the manner specified in Article VIII.

Section 4.5.   **Rollovers from Qualified Plans.**

    a.   *General*. At the Committee's sole discretion with regard to whether a rollover meets the criteria of this Section and without regard to any limit on contributions to this Plan or allocations to a Participant's Account, an Employee eligible to participate in the Plan, regardless of whether he has satisfied the service requirements of Section 3.1, may be permitted to transfer to the Trust Fund an Eligible Rollover Distribution, as defined below, from other qualified defined contribution or defined benefit plans in which an Employee formerly participated including, but not limited to such qualified plans as an Employee may have participated in through a previous employer, a plan account or other segregated amount in the Employee's name established pursuant to a Qualified Domestic Relations Order ("QDRO Account"), a conduit Individual Retirement Account in the Employee's name, or such plan(s) or account(s) as the Committee or its designee may deem appropriate. Such a transfer ("Rollover Contribution") will only be allowed if each of the following conditions is met:

(i)   the contribution occurs on or before the 60th day following the Participant's receipt of the final Eligible Rollover distribution or QDRO Account;

(ii)   the amount contributed is not in excess of the cash and property received in such distribution, less any part thereof attributable to employee contributions to such plan; and

(iii)   the contribution is in the form of cash only; and

(iv)   the contribution, in the opinion of Company's legal counsel, will not jeopardize the tax exempt status of the Plan or Trust or create adverse tax consequences for the Participating Company by which he is employed.

b.   **Vesting and Investment**. A Participant's interest in his Rollover Contribution shall be fully vested and nonforfeitable at all times. The Rollover Contribution shall be invested pursuant to Article VI and shall be affected by any investment gains or losses. For all other purposes of the Plan (including provisions relating to withdrawal), amounts credited with respect to the Rollover Contributions shall be treated in the same manner as amounts credited to the After-Tax Contribution Account.

c.   **Determination of Requirements Satisfaction**. The Committee shall develop such procedures, and may require such information from an Employee desiring to make such a transfer, as it deems necessary or desirable to determine that the proposed transfer will meet the requirements of this Section 4.5.

Section 4.6.   **Plan-to-Plan Asset Transfer**. At the sole discretion of the Committee, and without regard to any limit on contributions to the Plan or allocations to a Participant's Account, this Plan may receive direct asset transfers for the benefit of Participants from any qualified Code section 401(a) plan which are made in accordance with Code section 414(l) and the applicable Treasury Regulations promulgated thereunder. Such amounts shall be transferred only in the form of cash or Company Stock. Such amounts shall be held by the Trustee and a separate accounting shall be made for them to the extent required by law. Such amounts shall be invested pursuant to Article VI. All such amounts shall be fully vested and their value shall be paid to the Participant in addition to any other benefits under this Plan in the manner and at the time specified under the applicable withdrawal and distribution provisions of the Plan. For all purposes of the Plan (including provisions relating to withdrawal) such amounts shall be treated entirely or in part in the same manner as either After-Tax Contributions, Before-Tax Contributions, Company Matching Contributions, Performance Retirement Contributions or Basic Retirement Contributions, as the Committee shall determine, based on the nature of the amounts transferred. At the sole discretion of the Committee, the Plan may transfer Trust assets to any qualified Code section 401(a) plan in which the Participant participates. The Plan may execute a plan-to-plan transfer only if the transfer does not discriminate in favor

of Highly Compensated Participants and the transfer, in the opinion of Company's legal counsel, will not jeopardize the tax exempt status of this Plan or create adverse tax consequences for the Participating Company by which the affected Participant is employed.

Section 4.7.   Committee Discretion. Nothing herein shall compel the Committee to allow a specific rollover contribution or plan-to-plan asset transfer; provided, however, that any denial of the right to make such a rollover or transfer shall be pursuant to a uniform policy that does not discriminate in favor of Highly Compensated Participants.

Section 4.8.   Direct Rollovers.

a.   Effective Date. This Article applies to distributions made on or after January 1, 2002, except as otherwise provided herein. Notwithstanding any provision of the plan to the contrary that would limit a distributee's election under this Article, a Distributee may elect, at the time and in the manner prescribed to have any portion of an Eligible Rollover Distribution paid directly to an Eligible Retirement Plan specified by the Distributee in a direct rollover.

b.   *Definitions*.

(i)   Eligible Rollover Distribution: An Eligible Rollover Distribution is any distribution of all or any portion of the balance to the credit of the Distributee, except that an Eligible Rollover Distribution does not include: (i) any distribution that is one of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the Distributee or the joint lives (or joint life expectancies) of the Distributee and the Distributee's designated beneficiary, or for a specified period of ten years or more; or (ii) any distribution to the extent such distribution is required under section 401(a)(9) of the Code, (iii) the portion of any distribution that is not includible in gross income (determined without regard to the exclusion for net unrealized appreciation with respect to employer securities); or (iv) effective January 1, 2000, any withdrawal of Before-Tax Contributions pursuant to Section 11.2(b). Any amount that is distributed on account of a hardship shall not be an Eligible Rollover Distribution and the Distributee may not elect to have any portion of such distribution paid to an Eligible Retirement Plan. A portion of a distribution shall not fail to be an Eligible Rollover Distribution merely because the portion consists of After-Tax Contributions which are not includible in gross income. However, such portion may be transferred only to an individual retirement account or annuity described in section 408(a) or (b) of the Code, or to a qualified defined contribution plan described in section 401(a) or 403(a) of the Code that agrees to separately account for amounts so transferred, including separately accounting for the portion of such distribution which is includible in gross income and the portion of such distribution which is not so includible.

Effective for distributions after December 31, 2006, the provisions in the immediately preceding sentence shall also apply to any qualified trust under Section 401(a) of the Code or annuity contract under Section 403(b) of the Code.

(ii)   Eligible Retirement Plan: An Eligible Retirement Plan is an individual retirement account described in section 408(a) of the Code, an individual retirement annuity described in section 408(b) of the Code, a qualified trust described in section 401(a) of the Code, an annuity plan described in section 403(a) of the Code, an annuity contract described in section 403(b) of the Code, or an eligible deferred compensation plan described in section 457(b) of the Code which is maintained by an eligible employer described in section 457(e)(1)(A) of the Code that accepts the Distributee's eligible rollover distribution and which agrees to separately account for amounts transferred into such plan from this Plan. The definition of Eligible Retirement Plan shall also apply in the case of a distribution to a surviving spouse, or to a spouse or former spouse who is the Alternate Payee under a Qualified Domestic Relations Order.

For distributions on and after January 1, 2008, a Roth IRA as defined in Section 408A of the Code shall also be an Eligible Retirement Plan, except with regard to a designated Beneficiary who is not the Participant's spouse. Any distribution to a Roth IRA shall comply with such other requirements as apply under Section 408A of the Code.

(iii)   Distributee: A Distributee includes an Employee or former Employee. In addition, the Employee's or former Employee's spouse or former spouse who is the Alternate Payee under a Qualified Domestic Relations Order are Distributees with regard to the interest of the spouse or former spouse. Effective January 1, 2008, a Distributee shall also include a designated Beneficiary who is not the Participant's spouse; provided however, that such a non-spouse Beneficiary may effect a Direct Rollover only through a direct transfer of the deceased Participant's Account from the Trustee to the trustee of an individual retirement account described in section 408(a) of the Code or an individual retirement annuity described in section 408(b) of the Code, and which transfer otherwise satisfies the requirements of section 402(c)(11) of the Code and any applicable regulations thereunder.

(iv)   Direct Rollover: A Direct Rollover is a payment by the plan to the eligible retirement plan specified by the Distributee.

ARTICLE V.
COMPANY CONTRIBUTIONS

Section 5.1.   **Company Contributions.**

a.   *Company Matching Contributions.*

Subject to the rights of the Company under Article XX, and to the conditions and limitations set forth below in this Article V, each Participating Company shall contribute to the Trust for each Pay Period on behalf of each Participant, out of current or accumulated profits, an amount equal to fifty percent (50%) of the Participant Contributions made by or on behalf of such Participant for such Pay Period; provided, however, that the contributions of each Participant in excess of six percent (6%) of the Participant's Earnings for that Pay Period shall not be considered for the purpose of this Subsection 5.1(a).

The Company Matching Contribution described in Paragraph (1) hereof for any Pay Period shall be allocated to the Company Matching Contribution Account of the Participant to whom it relates.

b.   *Basic Retirement Contributions*.

Subject to the rights of the Company under Article XX, and to the conditions and limitations set forth below in this Article V, each Participating Company shall contribute for each Pay Period to the Trust on behalf of each Participant who is described in Paragraph (2) of this Subsection, out of current or accumulated profits, a Basic Retirement Contribution in an amount equal to two percent (2%) of such Participant's Earnings for such Pay Period.

A Participant shall be eligible for the Basic Retirement Contribution described in Paragraph (1) of this Subsection for any Pay Period if (A) he first became an Employee on or after January 1, 2005, (B) he is in receipt of Earnings for such Pay Period, and (C) he is not accruing a benefit for such Pay Period under the Pension Plan.

The Basic Retirement Contribution described in Paragraph (1) hereof shall be allocated to the Basic Retirement Contribution Account of each Participant described in Paragraph (2) hereof.

c.   *Performance Retirement Contributions.*

Subject to the rights of the Company under Article XX, and to the conditions and limitations set forth below in this Article V, each Participating Company shall contribute annually to the Trust on behalf of each Participant described in Paragraph (2) of this Subsection, out of current or accumulated profits, a Performance Retirement Contribution in an amount to be determined under the following table, based on the Company's Performance Level for the preceding Plan Year, and such Participant's Years of Service, determined as of the last day of the Plan Year to which the Performance Retirement Contribution relates.

Performance Level:	If Participant's Years of Service are less than 11, the Contribution will be:	If Participant's Years of Service are 11-20, the Contribution will be:	If Participant's Years of Service are greater than 20, the Contribution will be:
Below Threshold	0%	0%	0%
Threshold	0.3% of Earnings	0.5% of Earnings	0.8% of Earnings
Target	1.5% of Earnings	3.0% of Earnings	4.5% of Earnings
Maximum	3.0% of Earnings	6.0% of Earnings	9.0% of Earnings

For purposes of this Subsection, a Participant's Earnings shall not include remuneration for any calendar month in which the Participant, for all or any portion of such month, either (A) was not actively employed by a Participating Company, or (B) was not accruing a benefit under the Pension Plan.

A Participant shall be eligible for the Performance Retirement Contribution described in Paragraph (1) of this Subsection for any year if (A) he was employed by a Participating Company for at least one full calendar quarter of such year, (B) he was employed by a Participating Company as of December 31st of such year (or failed to be so employed by reason of his Retirement, death, Disability, or layoff during such year), (C) he was in receipt of Earnings for such year, and (D) he did not accrue a benefit under Schedules A, B or C of the Pension Plan.

The Performance Retirement Contribution described in Paragraph (1) hereof for any year shall be allocated to the Performance Retirement Contribution Account of each Participant described in Paragraph (2) hereof.

d.   *Gain Sharing Contributions.*

Subject to the rights of the Company under Article XX, and to the conditions and limitations set forth below in this Article V, for each Plan Year beginning on or after January 1, 2003 and ending prior to January 1, 2006, each Participating Company shall contribute annually to the Trust on behalf of each Participant who is described in Paragraph (2) of this Subsection, out of current or accumulated profits, a Gain Sharing Contribution in an amount to be determined in the sole discretion of the Board.

A Participant shall be eligible for the Gain Sharing Contribution described in Paragraph (1) of this Subsection for any year if (A) as of the last day of such year he has been eligible to participate under Subsection 3.2(b) for at least five years, measured from his first date of eligibility, (B) he was in receipt of Earnings for such year, (C) as of the last day of such year he was actively employed by a Participating Company (provided however, that a former employee shall be deemed for this purpose to be actively employed on the last day of such year if during such year he terminated employment by reason of his layoff, Retirement, death or Disability, (D) he was not eligible to receive, directly or indirectly, with respect to such year, a payment from any other gain sharing or similar program maintained exclusively for the plant or other facility where he was employed, and (E) he was not accruing a benefit for such year under Schedule A of the Pension Plan, unless he either (i) was a member of the International Brotherhood of Teamsters, Local 404 (Chicopee, MA) or (ii) had transferred during the year from a non-covered union position to a covered non-union position.

The Gain Sharing Contribution described in Paragraph (1) hereof for any year shall be allocated among the Gain Sharing Contribution Accounts of those Participants described in Paragraph (2) hereof, as follows. Such allocation shall be made in the same proportion as each such Participant's Earnings for the applicable year bears to the aggregate Earnings of all such Participants for the same year. For this purpose, the Earnings of a Participant who is deemed to be employed as of the last day of the year pursuant to Paragraph 2(C), or who transferred during the year from a non-covered position to a covered position, shall be limited to that portion of his annual Earnings that he received for all full calendar quarters of active employment in a covered position.

e.   **Current or Accumulated Profits**. For purposes of this Plan, "current profits" mean the aggregate net profits of the Participating Companies as shown in certified audited financial statements. "Accumulated profits" means the aggregate retained earnings of the Participating Companies as set forth in the aforementioned financial statements.

f.   **Timing and Payment of Contributions**. Company Matching Contributions and Basic Retirement Contributions shall be remitted to the

Trustee as soon as practicable after the close of each month and, subject to Paragraph (3), shall be in cash.

Performance Retirement Contributions and Gain Sharing Contributions for any Plan Year shall be made no later than the last date on which amounts so paid may be deducted for Federal income tax purposes for the taxable year of the employer in which the Plan Year ends and, subject to Paragraph (3), shall be in cash.

At the option of the Company, all or any portion of any Participating Company's Company Matching Contribution, Basic Retirement Contribution, Performance Retirement Contribution or Gain Sharing Contribution may be delivered in the form of treasury stock or authorized but previously unissued Company Stock or shares of such stock transferred from the Suspense Account of a value equal to the amount of the contribution. The value of any such stock contributed by the Company shall be determined pursuant to the definition of "Value of Account" under Section 2.1 provided that notification is given to the Trustee not later than the preceding business day.

Amounts contributed as Before-Tax Contributions, After-Tax Contributions, or Rollover Contributions will be remitted to the Trustee as soon as practicable, but no later than the fifteenth (15th) business day of the month following the month in which such contributions were received or withheld from the Participant's Earnings.

g. *Company Contributions*.

(1)   For each of its fiscal years, the Company shall make a contribution to the Trust in cash sufficient to pay any currently maturing obligations under an Exempt Loan (to the extent such obligations will not be paid by dividends on Company Stock under Section 7.11).

(2)   In addition, for each of its fiscal years, the Company may make a contribution to the Trust, in cash or in kind (including Company Stock). The amount of such contribution (if any) for any year shall be determined by appropriate action by the Board of Directors.

(3)   All or any part of the cash contributions made pursuant to Subsection (a) or (b) may be applied to repay any outstanding Exempt Loan. Contributions so used may come from Company Matching Contributions or other types of Company contributions under Section 5.1. The Committee, subject to any pledge or similar agreement, shall direct the Trustee as to the portion of such contributions to be applied to repay each such Exempt Loan.

(4)   The Company shall also contribute to the Trust in cash each Participant's Participant Contributions under Section 4.1.

Section 5.2.   Conditions to Company Contributions.

a. **Reversion to Participating Companies Under Certain Circumstances**. All Company Contributions made hereunder are conditioned upon their deductibility by the Participating Company for income tax purposes. A contribution to the Plan may be returned to the Participating Companies if (i) the contribution is conditioned on its deductibility by the Participating Company for income tax purposes under Code section 404 and applicable Treasury Regulations thereunder and the deduction is disallowed; or (ii) the contribution is made by reason of a mistake of fact.

b. **Return Requirement**. The return to the Participating Companies must be made within one (1) year of the date of disallowance of the deduction or the mistaken payment of the contribution, as the case may be.

c. **Income and Losses**. Income attributable to the excess contribution may not be returned to the Participating Company, but losses attributable thereto shall reduce the amount to be returned.

d. **No Reduction in Accounts**. Company Contributions may be returned even if such contributions have been allocated to the Account of a Participant which is fully or partially nonforfeitable and it is necessary to adjust said Account to reflect the return of such contributions. However, in no event shall the return of any excess contribution cause any Participant's Account to be reduced to less than it would have been had the mistaken or nondeductible amount not been contributed.

Section 5.3. **Substitute Contributions**. If any Participating Company is unable to make its contribution, then so much of the contribution which such Participating Company is unable to make may be made for the benefit of Participants employed by such Participating Company by one or more of the other Participating Companies to the extent and in the amounts permitted by Code section 404(a)(3)(B). Any such contribution made for a Participating Company by one or more of the other Participating Companies shall be considered for all provisions of this Plan, unless otherwise provided in the Code, to have been made by the Participating Company for whose benefit it was made.

Section 5.4. **Statutory Limits**. Company Matching Contributions are subject to the statutory limitations set forth in Articles XIII, XIV and XV. Accordingly, the Committee may, in accordance with Articles XIII, XIV and XV and applicable provisions of ERISA and the Code, apply from time to time different maximum contribution limits to different groups of Participants on the basis of their Compensation in the immediately preceding and/or current Plan Year. In this connection, any Participating Company may limit, revoke or amend their commitment to make Company Matching Contributions under Section 5.1 in behalf of any Participant at any time, but only if the Committee determines that such limitation, revocation or amendment is necessary to insure that the Company Matching Contributions and Before-Tax Contributions for a taxable year shall in no event exceed (i) the maximum amount of contributions permitted by tax law as

a tax-deductible expense to the Participating Company for such taxable year under Code section 404, or under any other applicable provisions of the Code, or (ii) the amount allowable under the nondiscrimination requirements under the Code and applicable Treasury Regulations.

ARTICLE VI.
THE TRUST FUND, TRUST AGREEMENT AND INVESTMENT OF TRUST ASSETS

Section 6.1.   **General**. All Participant Contributions and Company Contributions shall be delivered to the Trustee in trust, and together with the income therefrom, shall constitute the Trust Fund. The Company shall enter into a written trust agreement ("Trust Agreement") with the Trustee, providing for the administration of the Trust Fund. The Trust Agreement shall provide that, subject to the provisions of this Article VI, all cash, securities or other property delivered to the Trustee in trust shall be held, invested and reinvested, together with the income therefrom, on behalf of the Participants collectively in accordance with the provisions of this Plan, the Trust Agreement and any agreement with an insurance company or other financial institution constituting a part of the Plan and the Trust. It shall also provide that the Trustee shall make distributions from the Trust Fund at such time or times, to such person or persons and in such amounts as the Committee shall direct in accordance with the Plan. The Trust Agreement shall further provide that the Trustee shall invest and reinvest on behalf of the Participants collectively the principal and income of the Trust Fund and keep the Trust Fund invested, without distinction between principal and income, in such investment media or funds as from time to time may be authorized by the Committee, including, but not limited to, equity and fixed income funds. Except that no part of the Trust Fund, either by reason of any amendment, or otherwise, shall ever be used for or diverted to purposes other than for the exclusive benefit of Participants and Beneficiaries, the Trust Agreement shall provide that it may be amended in whole or in part by the Company at any time or from time to time and in any manner. The Trust Agreement shall be deemed to form a part of the Plan, and any and all rights or benefits which may accrue to any person under this Plan shall be subject to all the provisions of the Trust Agreement.

Section 6.2.   **Investment of Trust Fund**. Subject to Section 6.3, the Trust Fund shall be invested primarily in Company Stock. Among other investments, cash or cash equivalents may be held in the Trust Fund for the purposes of, inter alia, making distributions to Participants, acquiring shares of Company Stock from shareholders of the Company or directly from the Company or enabling the Plan to repay an Exempt Loan. Neither the Company nor the Committee nor the Trustee shall have any responsibility or duty to time any transaction involving Company Stock in order to anticipate market conditions or changes in stock value, nor shall any such person have any responsibility or duty to sell Company Stock held in the Trust Fund (or otherwise to provide investment management for Company Stock held in the Trust Fund) in order to maximize return or minimize loss.

Section 6.3.   **Participant Investment Directions.**

       a.   **Initial Investment Direction**. At the time of his enrollment, each Participant must elect the Investment Vehicles maintained by the Trustee in which all Participant Contributions and Company Contributions which

are made by him or on his behalf under this Plan, together with the income therefrom, are to be invested (except as provided in Subsection (c) hereof). Investment choices shall be designated in such form as may be prescribed. An investment direction by a Participant must be at a monthly rate (in whole percentages) for each investment medium, as the case may be, in increments of five percent (5%) (or such other percentages as may be approved). If a Participant fails to elect one or more Investment Vehicles for his Accounts, such Account shall be invested in such Investment Vehicles as shall be selected by the Committee for such circumstances.

b.   **Change in Investment Direction as to Future Contributions**. An investment directive given by a Participant shall be deemed to be a continuing direction until explicitly changed. Except as provided in Subsection (c) hereof, a Participant may change an investment direction as to future Participant Contributions and Company Contributions by giving prior notice thereof at any time in increments of five percent (5%). An investment direction change shall be effective on the first day of any month provided that notice of such change is received at least thirty (30) days (or such period as may be approved) prior to the effective date of the request. All Participant Contributions and Company Contributions for such Participant that are paid to the Trustee after such notice becomes effective shall be invested in accordance with such changed direction.

c.   **Limitation on Investment Direction**. Notwithstanding any provision of the Plan to the contrary, no investment direction given by a Participant pursuant to Subsection (a) or (b) hereof shall apply to any Company Contributions that are made in the form of Company Stock in accordance with Subsection 5.1(f)(3). However, any such shares of Company Stock held within a Participant's Account shall be subject to the Participant's transfer election(s) as described in Subsection (d) hereof.

d.   **Transfers Between Investment Vehicles**. Procedures and rules governing the making and changing of investment elections shall be established from time to time by the Committee or its designee, and shall be subject to any requirements imposed by the financial institution or other entity which established and maintains the investment funds. Subject to the preceding sentence, a Participant may at any time direct that any and all amounts allocated to his Account be transferred into any one or more of the available Investment Vehicles. For purposes of this Article VI, with respect to any such transfer that requires the sale or purchase of Company Stock, the value of a share of Company Stock sold, will be equivalent to the weighted average of shares sold (1) within the trust based upon the price per share on the last business day of the month as reported on the New York Stock Exchange composite transaction listings; and (2) the realized proceeds from the sale of shares on the open market or to the Company; the value of a share of Company Stock purchased will be equivalent to the weighted average of shares purchased (1) within the trust

based upon the price per share on the last business day of the month as reported on the New York Stock Exchange composite price listings; and (2) the average price of shares purchased on the open market or from the Company.

e. **Further Restrictions on Investment Direction, Transfers, and Loans**. With respect to any Participant who is subject to the Ashland Inc. Insider Trading Policy, such Participant's right to direct investments or to effect transfers between Investment Vehicles under this Section 6.3, or obtain loans under Article XII, shall be subject to such further restrictions as may be established from time to time by the Committee or its designee.

Section 6.4. **Exempt Loan**. The Board of Directors may direct the Trustee to have the Plan enter into one or more Exempt Loans to finance the acquisition of Company Stock. Notwithstanding any other provision of the Plan, all proceeds of an Exempt Loan shall be used, within a reasonable time after receipt by the Trustee, for the following purposes only:

(a) to acquire Company Stock;

(b) to repay the same Exempt Loan; or

(c) to repay any previous Exempt Loan.

An Exempt Loan shall be repaid only from amounts loaned to the Trust, from Company cash contributions to the Trust and earnings attributable thereto, from any collateral given for the Exempt Loan and from dividends paid on Company Stock acquired with proceeds of an Exempt Loan.

An Exempt Loan shall be for a specific term, shall bear a reasonable rate of interest and shall not be payable on demand except in the event of default. An Exempt Loan may be secured by a pledge of the Company Stock acquired with its proceeds (or acquired with the proceeds of a prior Exempt Loan which is being refinanced). No other assets of the Trust Fund may be pledged as collateral for an Exempt Loan, and no lender shall have recourse against assets of the Trust Fund other than any Company Stock remaining subject to pledge.

Except as otherwise permitted by section 409(l) of the Code and any regulations issued thereunder, no Company Stock acquired with the proceeds of an Exempt Loan may be subject to a put, call or other option, or buy-sell or similar arrangement while held in or when distributed from the Trust Fund, whether or not the Plan continues to be an employee stock ownership plan within the meaning of section 4975(e)(7) of the Code and whether or not the Exempt Loan has been repaid. A Participant's protections in the preceding sentence shall be nonterminable, within the meaning of Treas. Reg. §4975-11 (a)(3)(ii).

Section 6.5. **Investment Procedures.**

a. **Investment of Income Received**. Subject to Subsection 6.5(e), dividends and other income or distributions received on Company Stock or on other Investment Vehicles shall be held or invested or reinvested by the Trustee in the same Company Stock or other Investment Vehicles, respectively, from which they were derived. Any other income shall be invested as determined by the Trustee. Each Participant's Account shall be credited with his proportion of any accrued income on such investments. No income shall accrue to a Participant's Account on uninvested funds.

b. **Purchase of Company Stock**. The Trustee shall purchase, or cause to be purchased, Company Stock of the Company from time to time in the open market or by private purchase, including purchase from the Company of authorized but unissued shares of such Company Stock or shares of Company Stock held as treasury stock, in accordance with a nondiscretionary purchasing program; provided, however, that if the Committee so directs at any time or from time to time, the Trustee shall accept as Company contributions, authorized but unissued shares of Company Stock or treasury stock. If Company Stock is purchased from the Company, the price will be the equivalent of the closing price at which Company Stock was traded on the New York Stock Exchange, reported as New York Stock Exchange -- Composite Transactions for that date, or, if no sale of such Company Stock shall have occurred on the New York Stock Exchange on such date, then on the next preceding day on which there was a sale. Stock purchased from private sources shall be at a cost not in excess of the price at which such stock was traded on the New York Stock Exchange, reported as New York Stock Exchange -- Composite Transactions for that date, plus commissions. Each Participant's Account shall be credited with his proportion of these purchases. Such stock shall be held in the name of the Trustee for the account of the Participant until distributed.

c. **Purchase of Other Investments**. . If a Participant has elected to invest in other Investment Vehicles authorized by the Committee (that is, other than Company Stock), the Trustee shall, as soon as practicable following the receipt of Participant Contributions and Company Contributions made under this Plan, make purchases, or direct the purchase of such investments, and each Participant's Account in the Plan shall be credited with his proportion of those purchases made in the investment media or funds which he has selected.

d. **Responsibility for Timing**. Neither the Participating Company nor the Committee nor any Trustee shall have any responsibility or duty to time any transaction involving securities in order to anticipate market conditions or changes in securities value, nor shall any such person have any responsibility or duty to sell securities held in the Trust Fund (or otherwise to provide investment management for securities held in the Trust Fund) in order to maximize return or minimize loss.

e. **Cash Balances**. Nothing provided herein shall prevent the Trustee or an Investment Manager, if any, from maintaining in cash or short-term securities such part of the assets of each investment medium as in its sole discretion it shall deem necessary or desirable to accomplish the purposes of this Plan.

f. **Certain Expenses**.   Brokerage fees, transfer taxes and any other expenses incident to the purchase or sale of securities by the Trustee shall be deemed to be part of the cost of such securities, or deducted in computing the proceeds therefrom, as the case may be. Taxes, if any, of any and all kinds whatsoever which are levied or assessed on any assets held or income received by the Trustee shall be allocated to and deducted from the Accounts of Participants by the Committee in accordance with the provisions of Section 7.3.

Section 6.6. **Statement of Accounts**. The Trustee shall furnish each Participant no less often than annually a statement setting forth the total amount of cash, securities and other property credited to his Account. Such statement shall set forth in detail the manner and extent to which such accounts have been allocated to one or more Investment Vehicles. Upon termination of participation in this Plan, a final and complete accounting shall be given to the terminating Participant and the Trustee shall make final distribution as provided herein. Each Participant shall also be furnished with a written statement of his Account upon any distribution to him. Such statements shall be deemed to have been accepted as correct for all purposes unless written notice to the contrary is received by the Company within thirty (30) days after the mailing of such statement to the Participant.

Notwithstanding anything in the foregoing to the contrary, benefit statements shall be furnished in accordance with the provisions and administrative guidance issued under ERISA Section 105.

Section 6.7. **Investment Managers**. At the direction of the Committee, the Company may enter into a written agreement with or direct a Trustee to enter into an agreement with one or more Investment Managers to manage the investments of one or more of the Investment Vehicles or funds. At the direction of the Committee, the Company may, from time to time, remove any such Investment Manager or any successor Investment Manager, or direct a Trustee to do so, and any such Investment Manager may resign. The Company may, upon removal or resignation of an Investment Manager, provide for the appointment of a successor Investment Manager.

Section 6.8. **Investment Risk and Rate of Return**. Except as provided in Subsection 6.3(a), each Participant, Inactive Participant and Beneficiary is solely responsible for the selection of his Investment Vehicles and shall assume all risk in connection with any decrease in the value of the Trust Assets and the Participant's Account. Neither the Trustee, the Company, the Committee nor any officers,

directors, employees, members or agents of any of the foregoing shall be liable or responsible for any such decrease, and none of the foregoing are empowered to advise a Participant, Inactive Participant or Beneficiary as to the manner in which any account shall be invested. The fact that a security is available to Participants for investment under the plan shall not be construed as a recommendation for the purchase of that security, nor shall the designation of any investment medium or fund impose any liability on the Company, its directors, officers or employees, the Trustee or the Committee.

Section 6.9. **Adoption of Rules and Procedures**. The Committee, or its designee, shall adopt such rules and procedures as it deems advisable with respect to all matters relating to the selection and use of the Investment Vehicles, provided that all Participants are treated uniformly. If there is any inconsistency between such rules and any provision above, the above provisions shall be disregarded.

Section 6.10. **Legal Limitation.**. The Committee shall not be required to engage in any transaction, including, without limitation, directing the purchase or sale of Company Stock, which it determines in its sole discretion might tend to subject itself, its members, the Plan, any Participating Company or any Participant to a liability under federal or state laws.

ARTICLE VII.
PARTICIPANT ACCOUNTS AND ALLOCATIONS
OF CONTRIBUTIONS AND EARNINGS

Section 7.1.   Maintenance of Accounts. The Committee or its designee shall establish and maintain or cause to be established and maintained in respect of each Participant, Inactive Participant and Beneficiary an Account showing his interest under this Plan and in the Trust Fund. Credits and charges shall be made to such Account in the manner herein described. When appropriate, a Participant shall have the following separate sub-accounts: an After-Tax Contributions Account, a Basic Retirement Contributions Account, a Before-Tax Contributions Account, a Company Matching Contributions Account, a Gain Sharing Contributions Account, and a Performance Retirement Contributions Account. If it deems it necessary, the Trustee may create and maintain on its books additional sub-accounts for Participants. Unless otherwise required by applicable law, the maintenance of all Accounts (and sub-accounts) shall be for bookkeeping purposes only and no segregation of Trust Assets among separate Accounts (and/or sub-accounts) shall be required. The establishment and maintenance of, or allocations and credits to, a Participant's Account (and/or sub-accounts) shall not vest in the Participant any right, title or interest in and to any Trust Assets or benefits except at the time or times and upon the terms and conditions and to the extent expressly set forth in this Plan and in accordance with the terms of the Trust Agreement.

Section 7.2.   Allocation of Contributions. Each Participating Company shall provide the Trustee with all information required by the Trustee to make a proper allocation of the various contributions by or on behalf of the Participant for each Plan Year. Within a reasonable period of time after the date of receipt by the Trustee of such information, the Trustee shall allocate contributions as follows: (i) Participant's After-Tax Contributions made pursuant to Section 4.2 and Rollover Contributions made pursuant to Section 4.5 shall be credited to such Participant's After-Tax Contributions Account; (ii) Participant's Before-Tax Contributions made pursuant to Section 4.2 shall be credited to such Participant's Before-Tax Contributions Account; (iii) Company Matching Contributions made pursuant to Subsection 5.1(a) shall be credited to each Participant's Company Matching Contributions Account; (iv) Basic Retirement Contributions made pursuant to Subsection 5.1(b) shall be credited to each Participant's Basic Retirement Contributions Account; (v) Performance Retirement Contributions made pursuant to Subsection 5.1(c) shall be credited to each Participant's Performance Retirement Contributions Account; and (vi) Gain Sharing Contributions made pursuant to Subsection 5.1(d) shall be credited to each Participant's Gain Sharing Contributions Account.

Section 7.3.   Account Adjustments. As of each Valuation Date the Account of each Participant, Inactive Participant and Beneficiary shall be adjusted to reflect the Value of the Account as of such Valuation Date.

Section 7.4. <u>**Inactive Participants' Accounts**</u>. An Inactive Participant may maintain his Account in this Plan as an Inactive Participant until the month following the earlier of (i) the date he ceases to be an Inactive Participant or (ii) the attainment of age 65. Anything in the Plan to the contrary notwithstanding, the amount credited to his Account shall continue to share the earnings and losses of each investment medium or fund for which such Inactive Participant has a sub-account and such Inactive Participant shall continue to be governed by the provisions of the Plan and Trust including, without limitation, Articles VI, XI, XII, XVIII and XIX. Article XI shall apply to all Inactive Participants except those who have not consented to receive an immediate distribution upon Termination of Employment pursuant to Section 8.2. An Inactive Participant's Account may be charged a reasonable fee to reimburse the Company for administrative costs incurred by the Company in maintaining such Account.

Section 7.5. <u>**Participants Entitled to Allocation**</u>. Subject to Article XIV, each contribution to the Trust Fund for a Plan Year (except for a contribution to be used to amortize an Exempt Loan) and Company Stock released from the Suspense Subfund pursuant to Section 7.7 for a Plan Year shall be allocated by the Committee to and among each Participant entitled to share therein.

Section 7.6. <u>**Allocation of Company Stock Acquired with Exempt Loan**</u>. Company Stock acquired by the Trust with the proceeds of an Exempt Loan shall be added to and maintained in the Suspense Subfund established within the Trust Fund and shall thereafter be released from the Suspense Subfund as provided in Section 7.7 and allocated to the Accounts of Participants as provided in Section 7.8.

Section 7.7. <u>**Release from Suspense Subfund**</u>. Company Stock acquired by the Trust with the proceeds of an Exempt Loan shall be released from the Suspense Subfund as the Exempt Loan is repaid, in one of the alternative methods set forth in Subsection (a) and Subsection (b) as elected by the Committee in its sole discretion.

    a. *First Alternative*. The first alternative method is, for each Plan Year until the Exempt Loan is fully repaid, to release a number of shares of Company Stock from the Suspense Subfund (including fractional shares to 1/1000 of a share) equal to the number of unreleased shares of Company Stock in the Suspense Subfund immediately before such release multiplied by a fraction. The numerator of the fraction is the amount of principal and interest paid on the Exempt Loan for the Plan Year, and the denominator of the fraction is the sum of the numerator plus the principal and interest to be paid on the Exempt Loan for all future Plan Years during the term of the Exempt Loan (determined without reference to any possible extensions or renewals thereof). For purposes of computing the denominator of the fraction, if the interest rate on the Exempt Loan is variable, the interest to be paid in future Plan Years shall be calculated by assuming that the interest rate in effect as of the end of the applicable Plan Year will be the interest rate in effect for the remainder of the term of the Exempt Loan.

Notwithstanding the foregoing, if the Exempt Loan is repaid with the proceeds of a subsequent Exempt Loan, such repayment shall not operate to release all the Company Stock in the Suspense Subfund; rather, such release shall be effected pursuant to the foregoing provisions of this section on the basis of payments of principal and interest on such substitute loan.

b. *Second Alternative*. The second alternative method is, for each Plan Year until the Exempt Loan is fully repaid, to determine the number of shares of Company Stock released from the Suspense Subfund as provided in subsection (a) but basing such release upon only the amount of principal paid on the Exempt Loan for the Plan Year (without regard to interest payments). This method may be used only if the following three conditions are met:

(i)   the Exempt Loan provides for annual payments of principal and interest at a cumulative rate that is not less rapid at any time than level annual payments of such amounts for 10 years;
(ii)   the interest portion of any payment is disregarded for purposes of determining the number of shares released only to the extent it would be treated as interest under standard loan amortization tables; and
(iii)   if the Exempt Loan is renewed, extended or refinanced, the sum of the expired duration of the Exempt Loan and the renewal period, the extension period or the duration of a new Exempt Loan does not exceed 10 years.

c. *More Than One Exempt Loan*. If at any time there is more than one Exempt Loan outstanding, separate accounts shall be established under the Suspense Subfund for each Exempt Loan. Each Exempt Loan for which a separate account is maintained shall be treated separately for purposes of subsections (a) and (b) governing the release of shares from the Suspense Subfund.

d. *Treasury Regulations*. It is intended that the provisions of this section be applied and construed in a manner consistent with the requirements and provisions of Treas. Reg. §54.4975-7(b)(8), and any successor regulation thereto.

Section 7.8.   **Allocation of Shares Released from Suspense Subfund**. Company Stock released from the Suspense Subfund under Section 7.7 shall be allocated to the Account of each Participant entitled to share therein.

Section 7.9.   **Dividends on Company Stock.**

a. *Cash Dividends.*

(i)   Any cash dividends received which are attributable to shares of Company Stock held in Participants' Accounts which were not acquired with the proceeds

of an Exempt Loan shall be credited to such Accounts as of the record date of the dividend.

(ii)   Any cash dividends received which are attributable to shares of Company Stock (i) acquired with the proceeds of an Exempt Loan and (ii) previously allocated to Participants' Accounts shall be used by the Trustee to repay an Exempt Loan. Upon such repayment, shares of Company Stock shall be (i) released from the Suspense Subfund in accordance with Section 7.7 and (ii) allocated to Participants' Accounts in accordance with Section 7.8.

(iii)   Any cash dividends received which are attributable to shares of Company Stock (i) acquired with the proceeds of an Exempt Loan and (ii) held in the Suspense Subfund shall be used by the Trustee to repay an Exempt Loan. Upon such repayment, shares of Company Stock shall be (i) released from the Suspense Subfund in accordance with Section 7.7 and (ii) allocated to Participants' Accounts in accordance with Section 7.8.

b.   *Stock Dividends*. Stock dividends paid (and stock received by the Trustee as a result of a stock split, stock conversion or reorganization or recapitalization of the Company) with respect to shares of Company Stock held in the Trust Fund shall be credited (i) to the Accounts to which such Company Stock was previously allocated or is otherwise held or (ii) in the case of Company Stock still maintained in the Suspense Subfund pursuant to this Article VII or otherwise unallocated, to the Suspense Subfund or to the otherwise unallocated Company Stock.

Section 7.10. <u>Put Options on Distributed Shares of Certain Company Stock</u>. If the distribution of the benefits under Article VIII is made in the form of shares of Company Stock which are "not readily tradeable on an established market," within the meaning of section 409(h)(1)(B) of the Code, a Participant or a beneficiary, or a donee or heir of a Participant or beneficiary, shall be granted at the time that shares are distributed to him, an option to "put" the shares to the Company, provided that all such shares are so put; provided, further, that the Trust shall have the option to assume the rights and obligations of the Company at the time the put option is exercised. A put option shall provide that, for a period of 60 days after such shares are distributed to a Participant or beneficiary, or donee or heir of a Participant or beneficiary, (and, if the put is not exercised within such 60-day period, for an additional period of 60 days in the following Plan Year), he would have the right to have the Company purchase such shares at their fair market value, determined by an independent appraiser under a fair valuation formula. The put option shall be exercised by notifying the Company in writing. The terms of payment for the purchase of such shares of Company Stock shall be as set forth in the put and may be either in a lump sum or in up to five equal annual installments (with interest on the unpaid principal balance at a reasonable rate of interest), as determined by the Plan Administrator. Payment for the purchase of such shares must commence within 30 days after the put is exercised. The period during which the put option is exercisable does not include any time

during which the distributee is unable to exercise it because the party bound by the put option is prohibited from honoring it by applicable Federal or state law. If payment is made in installments, adequate security and a reasonable rate of interest must be provided.

In the case of a purchase from a "disqualified person" (as defined in Section 4975(e)(2) of the Code, and the Regulations thereunder), all purchases of Company Stock shall be made at prices which, in the judgment of the Plan Administrator, do not exceed the fair market value of such shares as of the date of the transaction.

A Participant's rights set forth in this Section shall be nonterminable, within the meaning of Treas. Reg. §4975-11(a)(3)(ii).

ARTICLE VIII.
DISTRIBUTIONS

Section 8.1. <u>**Circumstances of Distributions**</u>. Distributions hereunder shall be made to Participants or in the event of their death, to their properly designated Beneficiaries, or in the absence of such designations, their estates or the persons or entities legally entitled thereto, only on the following events and only as herein provided: (i) death of Participant; (ii) Retirement of Participant; or (iii) other Termination of Employment. The provisions of this Article shall be construed so that the amount of any distribution shall not be less than required by Code section 401(a)(9) and Treasury Regulations thereunder, including the incidental death benefit requirements of Code section 401(a)(9)(G).

Section 8.2. <u>**Distributions Upon Termination of Employment for Reasons Other Than Retirement or Death.**</u>

  a. <u>Payment Due to Termination of Employment</u>. Upon Termination of Employment for reasons other than Retirement or death, a Participant shall be entitled to receive the full value of his Account in a single lump sum payment. In such a case, the Participant shall receive his distribution by delivery to him of the full shares of Company Stock (with fractional shares to be paid in cash) and by payment, in cash, of an amount equal to the then current value of all cash and other property credited to his Account in the Trust, less any applicable tax withholdings. Notwithstanding the preceding sentence and the provisions of Section 6.2(c), the Participant may elect, at such time and in such manner as may be determined, to receive the value of all of the Company Stock in cash. Shares may be issued in the name of the Participant, his designated Beneficiary or Beneficiaries, or legal representative. Cash, including the cash value of any fractional share of Company Stock, shall be distributed by check payable to the Participant, his designated Beneficiary or Beneficiaries, or legal representative.

  b. <u>**Immediate Payment of Small Account Balances**</u>. If the Participant's nonforfeitable interest in his Account is $1,000 or less, such nonforfeitable interest shall be distributed to the Participant on the earliest practicable date following his Termination of Employment. For purposes of determining whether a nonforfeitable interest under this Subsection (b) is greater than $1,000, the portion of the nonforfeitable interest attributable to the Participant's Rollover Contributions pursuant to Section 4.5 is excluded.

  c. <u>**Consent to Payment**</u>. Effective January 1, 2010, if the Participant's nonforfeitable interest in his Account exceeds $1,000, such nonforfeitable interest shall be distributed to the Participant on the earliest practicable date following his Termination of Employment, except that, if the Participant does not consent to such distribution, distribution of his

benefits shall commence on any later date elected by the Participant, that is not later than his Normal Retirement Date (or, in the case of a Retirement, his Required Beginning Date), at which time his nonforfeitable interest shall be automatically paid to him. A Participant's election to receive payment prior to his Normal Retirement Date (or Required Beginning Date, as applicable) may be made no earlier than 180 days prior to the distribution date elected by the Participant.

The Committee shall inform each Participant who is subject to Paragraph (c)(1) of his right to defer distribution. Such notice shall be furnished not less than 30 days nor more than 180 days prior to the date of any distribution that occurs prior to his Normal Retirement Date (or, in the case of a Retirement, his Required Beginning Date), except that such notice may be furnished less than 30 days prior to the date of distribution if (A) the Committee informs the Participant that the Participant has the right to a period of at least 30 days after receiving such notice to consider the decision whether to elect a distribution and the mode in which he desires such distribution to be made, and (B) the Participant, after receiving such notice, affirmatively elects a distribution.

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d. **Latest Permissible Date of Payment**. Notwithstanding the foregoing, the Participant's nonforfeitable interest in his Account shall be distributed no later than the 60th day following the close of the Plan Year in which the Participant attains his Normal Retirement Age or has a Termination of Employment, whichever occurs last, unless the Participant elects in writing on a form supplied by the Committee to defer the distribution of his nonforfeitable interest in his Account to a later date. In no event, however, shall such distribution date be later than his Required Beginning Date (in the case of a Participant who has a Retirement) or his Normal Retirement Date (in the case of a Participant who has a Termination of Employment other than a Retirement). In the event the Participant defaults on an outstanding loan such that the unpaid balance becomes due and payable pursuant to Article XII and the Participant fails to repay the loan in accordance with Section 12.2(d), that portion of the Participant's Account pledged as security for the loan shall be applied to repay the loan and shall be deemed distributed to the Participant within 60 days of the default; in which case, the Participant may defer commencement of the balance of his Account as described above.

Section 8.3. **Distributions Due to Death or Retirement**. Upon Termination of Employment due to retirement or death, the Participant, or in the case of his death, his properly designated Beneficiary, or in the absence of such designation, his estate or the person(s) or entity legally entitled thereto, shall be entitled to receive from the Trust Fund the full value of his Account in a single lump sum payment (less any applicable tax withholdings) as soon as administratively practicable unless an election pursuant to Section 8.4 has been exercised by the Participant; provided, however, that, if the Participant's death occurs prior to his Required Beginning Date, then notwithstanding Section 8.5(a), an individual Beneficiary may elect to defer the distribution, but not beyond December 31 of

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the calendar year containing the fifth anniversary of the Participant's death (unless the Beneficiary elects an installment option under Section 8.4, in which case not beyond December 31 of the calendar year following the year of the Participant's death), unless the Beneficiary is the Participant's spouse, in which case not beyond December 31 of the later of (1) the calendar year containing the fifth anniversary of the Participant's death (unless the beneficiary elects an installment option under Section 8.4, in which case not beyond December 31 of the calendar year following the year of the Participant's death) or (2) the calendar year in which the Participant would have attained age 70½. Notwithstanding the foregoing, if the amount distributable under this Section 8.3 cannot be ascertained by such date, such payment shall be made no later than sixty (60) days after the date on which such amount can be ascertained. The Participant shall receive his distribution by delivery to him of the full shares of Company Stock and by payment, in cash, for the current value of the balance credited to his Account. Notwithstanding the preceding sentence and the provisions of Section 6.2(c), the Participant (or the designated Beneficiary) may elect, at such time and in such manner as determined by the Committee, to receive the value of all of the Company Stock by payment in cash. Shares may be issued in the name of the Participant, his designated Beneficiary or Beneficiaries, or legal representative. Cash, including the cash value of any fractional share of Company Stock, shall be distributed by check payable to the Participant, his designated Beneficiary or Beneficiaries, or legal representative.

Section 8.4.   **Extended Payment Option.**

a.   ***Extended Payment ElectionA Participant entitled to a single lump sum payment in full discharge of an obligation under this Plan may, in lieu of such lump sum, elect to receive his distribution in a series of annual payments with a maximum duration of ten (10) years. Such election shall be exercised in the prescribed form not later than the end of the month in the month of valuation. The amount of payment is determined by dividing the remaining balance of the Account by the remaining years of the extended payment option.***

b.   ***Loan RestrictionAnything in this Plan to the contrary notwithstanding, during the period an extended payment election pursuant to Subsection 8.4(a) is in effect, the Participant shall not be eligible for loans as set forth in Article XII.***

c.   ***Cancellation of ElectionA Participant may cancel an election for extended payment at any time and the balance of his Account shall be distributed as soon as administratively possible, but no later than sixty (60) days following the end of the month the cancellation is received by the Committee.***

d.   ***Distribution After Death of RetireeIn the event of the death of a Retiree after installment payments have begun, but prior to completion of such***

payments, the full amount of such unpaid benefits shall continue to be paid in the form of the previously established installments except that the Beneficiary may request that the remaining balance of his Account be paid in a single lump sum. In the event of the death of the Retiree prior to the start of any payments of his Account, distributions shall be made in the form and at the time or times selected by the Beneficiary (subject to Section 8.5).

e.　　*Distribution After Death of BeneficiaryIn the event of the death of a Beneficiary (or a contingent Beneficiary, if applicable) prior to the completion of payment of benefits due the Beneficiary from this Plan, the full amount of such unpaid benefits shall at once vest in and become payable to the Beneficiary's designee or Beneficiary.*

Section 8.5.　　Required Distributions. Notwithstanding any other provision of this Plan to the contrary, distributions to a Participant shall commence no later than his Required Beginning Date. The amount and timing of the distributions shall be determined in accordance with Code section 401(a)(9) and Treasury Regulations thereunder, including Treas. Reg. 1.401(a)(9)-2.

a.　　*Death of Participant Before Distributions Begin*. If the Participant dies before distributions begin, the Participant's entire interest will be distributed, or begin to be distributed, no later than as follows:

If the Participant's surviving spouse is the Participant's sole designated Beneficiary, then distributions to the surviving spouse will begin by December 31 of the calendar year immediately following the calendar year in which the Participant died, or by December 31 of the calendar year in which the Participant would have attained age 70½, if later.

If the Participant's surviving spouse is not the Participant's sole designated Beneficiary, then distributions to the designated beneficiary will begin by December 31 of the calendar year immediately following the calendar year in which the Participant died.

If there is no designated Beneficiary as of September 30 of the year following the year of the Participant's death, the Participant's entire interest will be distributed by December 31 of the calendar year containing the fifth anniversary of the Participant's death.

If the Participant's surviving spouse is the Participant's sole designated Beneficiary and the surviving spouse dies after the Participant but before distributions to the surviving spouse begin, this Subsection 8.5(a), other than Subparagraph 8.5(a)(1), will apply as if the surviving spouse were the Participant.

For purposes of this Subsection 8.5(a), unless Subparagraph 8.5(a)(4) applies, distributions are considered to begin on the Participant's Required Beginning Date. If Subparagraph 8.5(a)(4) applies, distributions are considered to begin on the date distributions are required to begin to the surviving spouse under Subparagraph 8.5(a)(1). If distributions under an annuity purchased from an insurance company irrevocably commence to the Participant before the

Participant's Required Beginning Date (or to the Participant's surviving spouse before the date distributions are required to begin to the surviving spouse under Subparagraph 8.5(a)(1), the date distributions are considered to begin is the date distributions actually commence.

Forms of Distribution. Unless the Participant's interest is distributed in the form of an annuity purchased from an insurance company or in a single sum on or before the Required Beginning Date, as of the first distribution calendar year distributions will be made in accordance with Subsections 8.5(c) and (d) hereof. If the Participant's interest is distributed in the form of an annuity purchased from an insurance company, distributions thereunder will be made in accordance with the requirements of section 401(a)(9) of the Code and the Treasury regulations.

Required Minimum Distributions During Participant's Lifetime.

Amount of Required Minimum Distribution For Each Distribution Calendar Year. During the Participant's lifetime, the minimum amount that will be distributed for each distribution calendar year is the lesser of:

the quotient obtained by dividing the Participant's account balance by the distribution period in the Uniform Lifetime Table set forth in section 1.401(a)(9)-9 of the Treasury regulations, using the Participant's age as of the Participant's birthday in the distribution calendar year; or

if the Participant's sole designated Beneficiary for the distribution calendar year is the Participant's spouse, the quotient obtained by dividing the Participant's account balance by the number in the Joint and Last Survivor Table set forth in section 1.401(a)(9)-9 of the Treasury regulations, using the Participant's and spouse's attained ages as of the Participant's and spouse's birthdays in the distribution calendar year.

Lifetime Required Minimum Distributions Continue Through Year of Participant's Death. Required minimum distributions will be determined under this Subsection 8.5(c) beginning with the first distribution calendar year and up to and including the distribution calendar year that includes the Participant's date of death.

Required Minimum Distributions After Participant's Death.

Death On or After Date Distributions Begin.

Participant Survived by Designated Beneficiary. If the Participant dies on or after the date distributions begin and there is a designated Beneficiary, the minimum amount that will be distributed for each distribution calendar year after the year of the Participant's death is the quotient obtained by dividing the Participant's account balance by the longer of the remaining life expectancy of the Participant or the remaining life expectancy of the Participant's designated Beneficiary, determined as follows:

The Participant's remaining life expectancy is calculated using the age of the Participant in the year of death, reduced by one for each subsequent year.

If the Participant's surviving spouse is the Participant's sole designated Beneficiary, the remaining life expectancy of the surviving spouse is calculated for each distribution calendar year after the year of the Participant's death using the surviving spouse's age as of the spouse's birthday in that year. For distribution calendar years after the year of the surviving spouse's death, the remaining life expectancy of the surviving spouse is calculated using the age of the surviving spouse as of the spouse's birthday in the calendar year of the spouse's death, reduced by one for each subsequent calendar year.

If the Participant's surviving spouse is not the Participant's sole designated Beneficiary, the designated Beneficiary's remaining life expectancy is calculated using the age of the Beneficiary in the year following the year of the Participant's death, reduced by one for each subsequent year.

No Designated Beneficiary. If the Participant dies on or after the date distributions begin and there is no designated Beneficiary as of September 30 of the year after the year of the Participant's death, the minimum amount that will be distributed for each distribution calendar year after the year of the Participant's death is the quotient obtained by dividing the Participant's account balance by the Participant's remaining life expectancy calculated using the age of the Participant in the year of death, reduced by one for each subsequent year.

Death Before Date Distributions Begin.

Participant Survived by Designated Beneficiary. If the Participant dies before the date distributions begin and there is a designated Beneficiary, the minimum amount that will be distributed for each distribution calendar year after the year of the Participant's death is the quotient obtained by dividing the Participant's account balance by the remaining life expectancy of the Participant's designated Beneficiary, determined as provided in Subparagraph 8.5(d)(1).

No Designated Beneficiary. If the Participant dies before the date distributions begin and there is no designated Beneficiary as of September 30 of the year following the year of the Participant's death, distribution of the Participant's entire interest will be completed by December 31 of the calendar year containing the fifth anniversary of the Participant's death.

Death of Surviving Spouse Before Distributions to Surviving Spouse Are Required to Begin. If the Participant dies before the date distributions begin, the Participant's surviving spouse is the Participant's sole designated Beneficiary, and the surviving spouse dies before distributions are required to begin to the surviving spouse under Section 2.2(a), this Subparagraph 8.5(d)(2) will apply as if the surviving spouse were the Participant.

Definitions. For purposes of this Subsection 8.5(e), the following terms shall have the meanings set forth below:

Designated Beneficiary. The individual who is designated as the Beneficiary under Section 17.1 of the Plan and is the designated Beneficiary under section 401(a)(9) of the Code and section 1.401(a)(9)-1, Q&A-4, of the Treasury regulations.

Distribution calendar year. A calendar year for which a minimum distribution is required. For distributions beginning before the Participant's death, the first distribution calendar year is the

calendar year immediately preceding the calendar year which contains the Participant's Required Beginning Date. For distributions beginning after the Participant's death, the first distribution calendar year is the calendar year in which distributions are required to begin under Subsection 8.5(a). The Required Minimum Distribution for the Participant's first distribution calendar year will be made on or before the Participant's Required Beginning Date. The required minimum distribution for other distribution calendar years, including the required minimum distribution for the distribution calendar year in which the Participant's Required Beginning Date occurs, will be made on or before December 31 of that distribution calendar year.

Life expectancy. Life expectancy as computed by use of the Single Life Table in section 1.401(a)(9)-9 of the Treasury regulations.

Participant's account balance. The account balance as of the last valuation date in the calendar year immediately preceding the distribution calendar year (valuation calendar year) increased by the amount of any contributions made and allocated or forfeitures allocated to the account balance as of dates in the valuation calendar year after the valuation date and decreased by distributions made in the valuation calendar year after the valuation date. The account balance for the valuation calendar year includes any amounts rolled over or transferred to the Plan either in the valuation calendar year or in the distribution calendar year if distributed or transferred in the valuation calendar year.

Temporary Suspension. Effective for the Plan Year beginning January 1, 2009, the rules of this Section 8.5 that require distributions be made shall be suspended. The suspension shall not apply to a distribution required on account of the applicable individual attaining age 70½ during 2008. The suspension shall apply to a distribution otherwise required but for this Subsection (f) on account of the applicable individual attaining age 70½ during 2009. The suspension shall not result in an automatic cessation of distributions that have been elected by a Participant or Beneficiary some or all of which satisfy the otherwise applicable required distribution provisions of this Section 8.5..

Section 8.6. **Company Not Responsible for Adequacy of Trust Assets**. The total amount accumulated in a Participant's Account shall be based solely on his vested interest in his Account and shall be paid only from Trust Assets. Neither the Company, the Board, the Committee nor the Trustee, nor any officer, director, employee or member of any of the foregoing, shall have any duty or liability to furnish this Plan with any funds, securities or other assets, except as expressly provided in the Plan, and neither the Company, the Board, the Committee nor the Trustee, nor any officer, director, employee or member of any of the foregoing, shall be responsible (except as required by applicable law) for the adequacy of the Plan to meet and discharge Plan liabilities.

ARTICLE IX.
VESTING

Section 9.1. **Participant**. Each Participant shall have at all times a fully vested and nonforfeitable interest in or right to receive the balance in his Account.

ARTICLE X.
SUSPENSION OF PARTICIPANT CONTRIBUTIONS

Section 10.1. <u>Voluntary Suspension of Participant Contributions</u>. A Participant at any time may suspend temporarily Participant Contributions by giving notice thereof in the prescribed form. The full amount of such Participant's Account shall be retained by the Trustee subject to the provisions of this Plan. Such suspension shall be effective as soon as practicable after the Participant's notice has been received. A Participant may elect to resume participation at any time.

Section 10.2. <u>Resumption of Contributions After Suspension</u>. In the event Participant Contributions are suspended pursuant to Section 10.1, a Participant who is eligible to participate under the provisions of Article III may elect to resume contributions on his behalf pursuant to Subsection 4.2(a) after suspension thereof only by providing adequate notice in the prescribed form.

ARTICLE XI.
WITHDRAWALS

Section 11.1. <u>After-Tax and Company Contributions Accounts Withdrawals.</u>

    a.   *Matured Funds Withdrawals.*

    b.   *Application*. A Participant may withdraw without penalty all or any part of the value of his Matured Funds at any time, but not more frequently than once in each Plan Year (or at such other frequency as the Committee may determine) upon proper application in the prescribed form no later than the end of the month in which the withdrawal is to be valued. The withdrawal will be made from all investment media or funds designated by the Participant in a specific dollar and share amount and shall be available as soon as administratively possible but no later than sixty (60) days after the valuation of that withdrawal.

    c.   *Withdrawal Limitation*. In the event a Participant elects a withdrawal from an investment medium in which sufficient funds are not available, the withdrawal shall be limited to the amount available in that investment medium or fund and shall be available as soon as administratively possible.

    d.   *Withdrawals of Gain Sharing Contributions*. A Participant shall be entitled to withdraw all or a portion of the balance of his Gain Sharing Contribution Account at any time by giving notice no later than the end of the month in which the withdrawal is to be valued. Upon such withdrawal, a Participant shall receive all of the full shares of Company Stock (or their cash value if so elected) or cash, if elected, the full value of all cash or other property, if any, then credited to his Gain Sharing Contributions Account. Such shares and cash shall be available as soon as administratively possible but no later than sixty (60) days after the valuation of that withdrawal.

Section 11.2. <u>Before-Tax Contributions Withdrawals</u>. Except as provided in Subsections 11.2(a) or 11.2(b), no withdrawals are allowed from a Participant's Before-Tax Contributions Account prior to his retirement, death or other Termination of Employment.

    a.   <u>Withdrawals After Age 59½</u>. Once a Participant reaches age 59½, amounts allocated to his Before-Tax Contributions Account may be withdrawn in part or in full by giving proper notice, no later than the end of the month in which the withdrawal is to be valued. Such withdrawals are limited to once in any Plan Year (or on such other frequency as the Committee may determine).

    b.   <u>Hardship Withdrawals</u>. A special hardship withdrawal of up to the full amount of a Participant's Before-Tax Contributions Account may be made

if a Participant has not reached age 59½, subject to the following conditions:

A hardship withdrawal is permitted only if, in accordance with the then applicable Internal Revenue Service Regulations exclusive of safe harbor provisions, (i) the withdrawal is made on account of an immediate and heavy financial need of the Participant and (ii) the withdrawal is necessary to satisfy such financial need.

Without limiting the generality of (1) next above, a withdrawal will be deemed to be made on account of an immediate and heavy financial need only if the Participant certifies to the Committee that the withdrawal is on account of: (i) expenses for (or necessary to obtain) medical care that would be deductible under Code section 213(d) (determined without regard to whether the expenses exceed 7.5% of adjusted gross income); (ii) costs directly related to the purchase (excluding mortgage payments) of a principal residence for the Participant; (iii) payment of tuition, related educational fees, and room and board expenses for up to the next 12 months of post-secondary education of the Participant or his spouse, children or dependents (as defined in Code section 152, and, for taxable years beginning on or after January 1, 2005, without regard to Code section 152(b)(1), (b)(2) and (d)(1)(B)); (iv) expenditures to stave off eviction of the Participant from his principal residence or foreclosure of a mortgage on the same; (v) effective January 1, 2006, payments for burial or funeral expenses for the employee's deceased parent, spouse, children or dependents (as defined in Code section 152, and, for taxable years beginning on or after January 1, 2005, without regard to Code section 152(d)(1)(B)); or (vi) effective January 1, 2006, expenses for the repair of damage to the Participant's principal residence that would qualify for the casualty deduction under Code section 165 (determined without regard to whether the loss exceeds 10% of adjusted gross income).

A withdrawal is deemed necessary to satisfy an immediate and heavy financial need only if the Participant certifies to the Committee that the need cannot be satisfied (i) through reimbursement or compensation by insurance or otherwise; (ii) by reasonable liquidation of the Participant's assets to the extent such liquidation would not itself cause an immediate and heavy financial need; or (iii) by other distributions or loans from plans maintained by an Affiliated Company, including distributions available through withdrawals of Matured Funds, but excluding distributions available only through Plan withdrawals under Section 11.1(b), or by borrowing from commercial sources on reasonable commercial terms. Furthermore, the distribution may not be in excess of the amount of the immediate and heavy need, which may include any amounts necessary to pay any federal, state or local taxes or penalties reasonably anticipated to result from the distribution.

A Participant who receives a hardship withdrawal is prohibited from making Before-Tax Contributions and After-Tax Contributions to the Plan and all other plans maintained by the Company for at least six (6) months after receipt of the hardship withdrawal. For this purpose "all other plans maintained by the Company" shall mean all qualified and nonqualified plans of deferred compensation maintained by the Company. The phrase includes, but is not limited to, a stock option, stock purchase or similar plan, or a cash or deferred arrangement that is part of a cafeteria plan within the meaning of Section 125 of the Code. It does not include, however, the mandatory employee contribution portion of a defined benefit plan. It also does not include a health or welfare benefit plan, including one that is part of a cafeteria plan within the meaning of Section 125 of the Code.

Withdrawals on account of hardship shall be limited to the "Distributable Amount" which shall be equal to a Participant's total Before-Tax Contributions as of the date of the hardship withdrawal, reduced by the amount of any previous hardship withdrawals. A Participant's total Before-Tax Contributions used in determining the Distributable Amount shall be increased by income allocable to Before-Tax Contributions credited as of December 31, 1988.

The descriptions of when a withdrawal is deemed to be made on account of an immediate and heavy financial need described in clauses (i), (iii) and (iv) in this Subparagraph (2) shall, effective January 1, 2010, also include expenses or payments made as described therein for a Participant's primary designated Beneficiary under the Plan.

The Committee may, in its sole discretion, alter the foregoing conditions or otherwise limit the amount, time or manner of any withdrawal under this provision to the extent deemed necessary by the Committee to satisfy the requirements of Code section 401(k) or the regulations thereunder.

Section 11.3. Prohibition Against Other Withdrawals. Except as provided herein, no withdrawals are allowed under any circumstances from a Participant's Basic Retirement Contribution Account or Performance Retirement Contribution Account prior to his retirement, death or other Termination of Employment.

Section 11.4. No Replacement of Withdrawn Accounts. A Participant may not replace any amounts withdrawn hereunder.

ARTICLE XII.
LOANS

Section 12.1. <u>**Availability of Loans to Participants**</u>. A Participant may borrow from his Account balance by applying in the prescribed form. The loan request, which shall include, if applicable, whether the use to be made of the loan proceeds will be for the purchase or construction of a principal residence for the Participant, shall be made within such time as the Committee may prescribe. All loans are made in increments of $100 with a minimum loan of $1,000, and loan amounts will be withdrawn pro rata from all investment media or funds in the Participant's account; except that no amounts shall be withdrawn from that portion of a Participant's account that is invested in Company Stock if the Participant is subject to the Ashland Inc. Insider Trading Policy. For purposes of this Article, a Participant includes a "party in interest" as defined under ERISA section 3(14). Any loan shall be allocated to the Account of the Participant to whom the loan is made and repayment of principal and interest on the loan shall be allocated to such Account. A loan pursuant to this Article XII shall not be permitted more than once within any six (6) month period; provided, however, that the Committee may adopt rules permitting more frequent loans. A Participant may have such number of loans outstanding at any time as the Committee, in its discretion, may permit. Inactive Participants may not initiate loan requests.

Section 12.2. <u>**Loan Requirements.**</u>

    a.   <u>**Maximum Amount of Loan**</u>. The amount of any loan, when added to the outstanding balance of all prior loans to the Participant under this Plan and all other qualified retirement plans maintained by the Company and any Affiliated Companies, shall not exceed the lesser of (i) 50% of the balance of the Participant's Account excluding that portion of the Participant's Account (if any) that is invested in Company Stock if the Participant is subject to the Ashland Inc. Insider Trading Policy, or (ii) $50,000 (reduced by the excess, if any, of (A) the highest outstanding balance of loans to the Participant from the Plan during the twelve (12)-month period ending on the day before the date on which such loan was made, over (B) the outstanding balance of loans to the Participant from the Plan on the date on which such loan was made.)

    b.   <u>**Length of Loan**</u>. The term of the loan shall not be less than one (1) year nor more than five (5) years, except when used to purchase or construct a principal residence for the Participant, in which case the term of the loan shall not exceed 10 years.

    c.   <u>**Rate of Interest and Security**</u>. Such loan shall carry a reasonable rate of interest, as established by the Committee from time to time in a nondiscriminatory manner and shall be published, and must be adequately secured, as determined by the Committee.

d. *Repayment Terms.*

(i) **Payments**. Except as otherwise determined by the Committee, all loans (principal plus interest) shall be repaid by means of automatic payroll deductions. Repayment shall begin with the month following the month in which proceeds from the loan are received. Deductions for repayments shall be in substantially equal amounts over the repayment period and shall be sufficient in the aggregate to amortize fully the loan within the repayment period. The Participant shall authorize, in the prescribed form, payroll deductions to repay the loan. All deductions representing repayment of the loan shall be transmitted at least monthly to the Trustee.

(ii) **Prepayment**. A Participant may elect to choose to repay the remaining balance of the loan in a single lump sum without penalty but no sooner than three (3) months after commencement of the loan.

(iii) **Repayment Upon Death, Retirement or Other Termination of Employment**. A loan under this Article XII shall be repaid upon the Participant's Retirement, death or other Termination of Employment; provided, however, that a Participant who retires and elects to defer distribution in accordance with Section 8.2, or elects an Extended Payment Option (in accordance with Section 8.5), may continue the monthly loan repayment applicable when he retires. Except as provided in the previous sentence, if a loan is not repaid in full upon the Participant's death, Retirement or other Termination of Employment, the Committee shall satisfy the indebtedness from the Participant's Account before making any payments otherwise due hereunder to the Participant or his beneficiary.

Section 12.3. Loan Agreement. Each loan must be made pursuant to a loan agreement executed by the Participant and containing such terms and provisions as the Committee in its sole discretion shall determine in the particular case.

Section 12.4. Default. When the Committee declares a loan to a Participant to be in default, no distributions of any kind (other than a distribution caused by the Committee in order to cease such default) may thereafter be made under this Plan with respect to the Participant during the continuance of the default. The Committee shall take reasonable steps to eliminate the default before causing a distribution to be made to the Participant in order to cure such default.

Section 12.5. Administration of Loans. The Committee shall have the authority to adopt procedures relating to the administration of loans and additional terms and conditions including, but not limited to restrictions on loan availability, withdrawal, transfer or repayments, and rules relating to defaults; provided, however, that all such terms and conditions shall apply to all Participants in a manner consistent with ERISA and the Code. A Participant's Account may be charged a reasonable administrative fee to reimburse the Company for such costs and expenses, as determined by the Committee.

Section 12.6. <u>Investment of Amounts Repaid</u>. The monthly repayment amount shall be fixed for the life of the loan and shall be allocated to the Participant's Account and invested in accordance with investment media or funds election then in effect pursuant to Article VII.

ARTICLE XIII.
STATUTORY LIMITS ON CONTRIBUTIONS

Section 13.1. **Application of Article**. Notwithstanding anything contained herein to the contrary, contributions under this Plan shall be governed in accordance with the provisions of this Article XIII, which shall supersede any conflicting provisions in the Plan.

The following terms have the respective meanings specified in Section 13.8: "Actual Deferral Percentage," "Actual Contribution Percentage," "Eligible Employee" and "Highly Compensated Eligible Employee."

Section 13.2. **Dollar Limitation on Before-Tax Contributions.**

a.   *Statutory Limitation*. In no event may the aggregate amount of Before-Tax Contributions made on behalf of each Participant for a calendar year exceed the limit prescribed by Code section 402(g)(1), as adjusted from time to time for cost-of-living charges pursuant to Code section 402(g)(5).

b.   *Correction of Excess Deferrals*. In the event that the amount of Before-Tax Contributions for a Participant plus the amount of other elective deferrals, as defined in Code section 402(g)(3) for the Participant in any calendar year exceeds the foregoing dollar limit, the following distribution may be made: If prior to March 1 following the close of the Participant's taxable year for which excess deferrals are made the Participant notifies the Committee in writing that he requests a return of part or all of his prior Plan Year's Before-Tax Contributions which exceed the statutory limit set forth in Subsection 13.2 (along with any income, gains or losses allocable thereto), the Plan shall return (not later than the April 15 immediately following the March 1) the amount of Participant's Before-Tax Contributions, with any income, gains or losses allocable thereto, which the Participant requested to be returned. The Participant's request must designate the distribution as excess deferrals and shall be limited solely to Before-Tax Contributions deemed made in the immediately prior taxable year. The Committee shall establish such rules and regulations as it deems necessary to carry out the intent of this Section 13.2.

Section 13.3. **After-Tax Participation Limitation**. Prior to the beginning of each calendar year, the Committee shall determine the dollar amount (the "After-Tax Participation Limitation"), in terms of monthly Compensation, which is the Committee's estimate of the maximum Earnings for which Before-Tax Contributions of a Participant would not exceed the annual dollar limitation set forth in Code section 402(g)(1) if such contributions would be made under this Plan at a rate equal to the highest percentage of Compensation allowable under Code section 401(k)(3). A Participant whose Earnings exceeds the "After-Tax Participation Limitation" shall not be permitted to make After-Tax Contributions

to the Plan. The Committee shall establish such rules and regulations as it deems necessary to carry out the intent of this Section 13.3.

Section 13.4. <u>Limit on Participating Company Contributions</u>. The total amount of Company Matching Contributions, Performance Retirement Contributions, Basic Retirement Contributions and Before-Tax Contributions shall not exceed the maximum amount of contributions permitted by law as a tax deductible expense to the Participating Company for such taxable year under Code section 404, or under any other applicable provisions of the Code.

Section 13.5. <u>Nondiscrimination Requirements for Before-Tax Contributions.</u>

    a.   **<u>Actual Deferral Percentage Test – Current Year Testing Method</u>**. The Actual Deferral Percentage for both Highly Compensated Eligible Employees and all other Eligible Employees shall be based on the Eligible Employee's ratio calculated under Section 13.8(a) and the Eligible Employee's status as a Highly Compensated or non-Highly Compensated Eligible Employee for the Plan Year for which the test in Subsection (b) is being performed.

    b.   **<u>Actual Deferral Percentage Tests</u>** – Basic RequirementIn no event shall any Participating Company make any Before-Tax Contributions for any Plan Year that would result in either*:*

(i)   the Actual Deferral Percentage for the Plan Year for all Highly Compensated Eligible Employees being more than the product of 1.25 and the Actual Deferral Percentage for all other Eligible Employees, or

(ii)   the excess of the Actual Deferral Percentage for all Highly Compensated Eligible Employees over the Actual Deferral Percentage for all other Eligible Employees being more than two (2) percentage points and the Actual Deferral Percentage for the Plan Year for all Highly Compensated Eligible Employees being twice the Actual Deferral Percentage for all other Eligible Employees.

    c.   **<u>Correction of Excess Contributions</u>**. The Committee shall cause to be made such periodic computations as it shall deem necessary or appropriate to determine whether either of the tests set forth in Subsection 13.5(b) shall be satisfied during a Plan Year, and if it shall appear to the Committee that neither of such tests will be satisfied, the Committee may, subject to applicable law and regulations, take any of the following actions, but only to the extent the Committee deems such actions are necessary to insure or increase the likelihood of compliance with either of the Subsection 13.5(b) tests:

    d.   **<u>Prior to Payment into the Plan</u>**. The Committee may direct that, with respect to Before-Tax Contributions not yet paid into this Plan, (i) Before-Tax Contributions on behalf of a Participant be suspended for specified

periods within the Plan Year, (ii) the maximum contribution rate for Before-Tax Contributions be reduced for specified periods within the Plan Year and/or (iii) a Participant's election to make Before-Tax Contributions shall be recharacterized as an election to make After-Tax Contributions in a like amount during specified periods within the Plan Year; and/or

e. **Amounts Previously Paid into the Plan**. The Committee may direct that, with respect to Before-Tax Contributions paid into this Plan, (i) any excess contributions, adjusted for income, gains and losses allocable to such excess contributions, shall be distributed from the Plan by the end of the Plan Year immediately following the Plan Year to which they relate to Participants on whose behalf such excess contributions were made, and/or (ii) recharacterize any excess contributions of Before-Tax Contributions as After-Tax Contributions. If any recharacterization of Before-Tax Contributions as After-Tax Contributions would cause the Participant's After-Tax Contributions to exceed the limitation set forth in Section 13.3 or the limit on After-Tax Contributions and Company Matching Contributions set forth in Section 13.6, any amount in excess of such limitations shall be paid to the Participant in cash.

In addition to the foregoing, the Committee may take any and all actions permitted by Code section 401(k)(8) and the regulations thereunder to insure or increase the likelihood of compliance with the actual deferral percentage requirements of Code section 401(k)(3) for such Plan Year.

i) If the Committee determines after the end of the Plan Year that the limits of Section 13.5(b) may be or have been exceeded (after application of Sections 13.5(c)(1) and (2)), it shall take the appropriate following action for such Plan Year:

(a) The Before-Tax Contributions for Highly Compensated Eligible Employees shall be reduced in accordance with Subparagraph (B) of this Paragraph (1).

(i) The aggregate amount of Before-Tax Contributions that must be distributed to Highly Compensated Eligible Employees shall be determined as follows:

(The Committee shall calculate the amount by which the Before-Tax Contributions of each Highly Compensated Eligible Employee would have to be reduced in order to obtain the highest Actual Deferral Percentage that would permit one of the tests in Subsection 13.5(b) to be satisfied.

The amount described in Clause (I) above shall be determined in order of ratio percentages (as described in Section 13.8(a)), beginning with the Highly Compensated Eligible Employee whose ratio percentage is the highest.

The aggregate amount determined under Subparagraph (B)(i) shall be allocated among the Highly Compensated Eligible Employees as follows:

The Before-Tax Contributions for the Highly Compensated Eligible Employee(s) with the highest dollar amount of Before-Tax Contributions shall be reduced until either (a) the total reduction(s) equal the required aggregate reduction determined under Subparagraph (B)(i), or (b) the reduced amount of Before-Tax Contributions for the affected Highly Compensated Eligible Employee(s) equals those of the Highly Compensated Eligible Employee(s) with the next highest dollar amount of Before-Tax Contributions. If necessary, this process shall be repeated until the aggregate dollar amount of reductions equals the required aggregate reduction determined under Subparagraph (B)(i).

The amount of Before-Tax Contributions to be reduced for any Highly Compensated Eligible Employee shall be decreased by any amounts previously distributed to him under Section 13.2 for the year.

Not later than the end of the Plan Year following the close of the Plan Year for which the Before-Tax Contributions were made, the amount of the required reduction to any Highly Compensated Eligible Employee's Before-Tax Contributions, at the Committee's direction, shall be:

paid to the Highly Compensated Eligible Employee, with earnings attributable thereto (as determined in accordance with applicable Treasury Regulations); or

to the extent permitted under governmental regulations, recharacterized as After-Tax Contributions (except that such amounts recharacterized with respect to Plan Years ending after October 24, 1988 shall continue to be treated as Before-Tax Contributions for purposes of Section 4.8);

provided, however, that for any Participant who is also a participant in any other qualified retirement plan maintained by the Participating Company or any Affiliated Company under which the Participant makes elective deferrals for such year, the Committee shall coordinate corrective actions under this Plan and such other plan for the year.

Section 13.6. **Nondiscrimination Requirements for After-Tax Contributions and Company Matching Contributions.**

    a.   *Actual Contribution Percentage Tests – Current Year Testing Method*. Actual Contribution Percentage for both Highly Compensated Eligible Employees and all other Eligible Employees shall be based on the Eligible Employee's ratio percentage calculated under Section 13.8(b) and the Eligible Employee's status as a Highly Compensated or non-Highly Compensated Eligible Employee for the Plan Year for which the test in Subsection (b) is being performed.

    b.   *Actual Contribution Percentage Tests – Basic Requirement*. In no event shall any Participant make any After-Tax Contributions, nor shall any

Participating Company make any Company Matching Contributions, that would result in either:

(i)   the Actual Contribution Percentage for the Plan Year for all Highly Compensated Eligible Employees being more than the product of 1.25 and the Actual Contribution Percentage for all other Eligible Employees, or

(ii)   the excess of the Actual Contribution Percentage for all Highly Compensated Eligible Employees over the Actual Contribution Percentage for all other Eligible Employees being more than two (2) percentage points and the Actual Contribution Percentage for the Plan Year for all Highly Compensated Eligible Employees being twice the Actual Contribution Percentage for all other Eligible Employees.

c.   **Correction of Excess Aggregate Contributions**. The Committee shall cause to be made such periodic computations as it shall deem necessary or appropriate to determine whether either of the tests set forth in Subsection 13.6(b) shall be satisfied during a Plan Year, and if it shall appear to the Committee that neither of such tests will be satisfied, the Committee may, subject to applicable law and regulations, take any of the following actions, but only to the extent the Committee deems such actions are necessary to insure or increase the likelihood of compliance with either of the Subsection 13.6(b) tests:

d.   **Prior to Payment into the Plan**. The Committee may direct that, with respect to After-Tax and/or Company Matching Contributions not yet paid into this Plan, (i) After-Tax and/or Company Matching Contributions made by or on behalf of a Participant be suspended for specified periods within the Plan Year and/or, (ii) the maximum contribution rate for After-Tax Contributions be reduced for specified periods within the Plan Year; and/or

e.   **Amounts Previously Paid into the Plan**. The Committee may direct that, with respect to After-Tax and/or Company Matching Contributions paid into this Plan, any excess aggregate contributions, adjusted for income, gains and losses allocable to such excess aggregate contributions, shall be distributed from the Plan by the end of the Plan Year immediately following the Plan Year to which they relate to Participants who made such excess aggregate contributions, or on whose behalf such excess aggregate contributions were made.

In addition to the foregoing, the Committee may take any and all actions permitted by Code section 401(m)(3) and the regulations thereunder to ensure or increase the likelihood of compliance with the actual contribution percentage requirements of Code section 401(m)(2) for such Plan Year.

ii)   If the Committee determines after the end of the Plan Year that the limits of Section 13.6(b) may be or have been exceeded (after application of Sections 13.6(c)(1) and (2)), it shall take the appropriate following action for such Plan Year:

(a)   The Company Matching Contributions and After-Tax Contributions for Highly Compensated Eligible Employees shall be reduced in accordance with Subparagraph (B) of this Paragraph (1).

(i)   The aggregate amount of combined Company Matching Contributions and After-Tax Contributions that must be distributed to Highly Compensated Eligible Employees shall be determined as follows:

The Committee shall calculate the amount by which the combined Company Matching Contributions and After-Tax Contributions for each Highly Compensated Eligible Employee would have to be reduced in order to obtain the highest Actual Contribution Percentage that would permit one of the tests in Subsection 13.6(b) to be satisfied.

The amount described in Clause (I) above shall be determined in order of ratio percentages (as described in Section 13.8(b)), beginning with the Highly Compensated Eligible Employee whose ratio percentage is the highest.

The aggregate amount determined under Subparagraph (B)(i) shall be allocated among the Highly Compensated Eligible Employees as follows. The combined Company Matching Contributions and After-Tax Contributions for the Highly Compensated Eligible Employee(s) with the highest dollar amount of combined Company Matching Contributions and After-Tax Contributions shall be reduced until either (I) the total reduction(s) equal the required aggregate reduction determined under Subparagraph (B)(i), or (II) the reduced amount of combined Company Matching Contributions and After-Tax Contributions for the affected Highly Compensated Eligible Employee(s) equals those of the Highly Compensated Eligible Employee(s) with the next highest dollar amount of combined Company Matching Contributions and After-Tax Contributions. If necessary, this process shall be repeated until the aggregate dollar amount of reductions equals the required aggregate reduction determined under Subparagraph (B)(i).

Not later than the end of the Plan Year following the close of the Plan Year for which such contributions were made, the amount of the required reduction to any Highly Compensated Eligible Employee's combined Company Matching Contributions and After-Tax Contributions, with earnings attributable thereto (as determined in accordance with applicable Treasury Regulations), at the Committee's direction, shall be:

(i)   paid to the Highly Compensated Eligible Employees, to the extent attributable to After-Tax Contributions; or

(ii)   treated as a forfeiture of the Highly Compensated Eligible Employee's Company Matching Contribution for the Plan Year to the extent such contributions are forfeitable (which forfeiture shall be used to reduce future Company Matching Contributions), or paid to the Highly Compensated Eligible Employee to the extent such contributions are nonforfeitable;

(iii)   provided, however, that, for any Participant who is also a participant in any other qualified retirement plan maintained by the Participating Company or any Affiliated Company under which the Participant makes employee contributions or is credited with employer matching contributions for the year, the Committee shall coordinate corrective actions under this Plan and such other plan for the year.

Section 13.7.   <u>Aggregation Rules.</u>

a.   *Aggregation of Certain Plans.*

With respect to Plan Years beginning on or after January 1, 2006, for purposes of Sections 13.5 and 13.6, if two or more plans, including this Plan (and any other employee stock ownership plan as defined in Code section 4975(e)(7)), which include matching contributions, after-tax contributions or before-tax contributions are treated as one Plan for the purposes of Code section 401(a)(4) or 410(b) (other than the average benefits test under Code section 410(b)(2)(A)(ii)), such plans shall be treated as one plan.

For purposes of Sections 13.5 and 13.6, if two or more plans, including this Plan (other than an employee stock ownership plan as defined in Code section 4975(e)(7), with respect to Plan Years ending prior to January 1, 2006) which include matching contributions, after-tax contributions, or before-tax contributions are treated as one plan for the purposes of Code section 401(a)(4) or 410(b) (other than the average benefits test under Code section 410(b)(2)(A)(ii)), such plans shall be treated as one plan.

b.   *Aggregation of Certain Contributions*. For purposes of Sections 13.5 and 13.6, if a Highly Compensated Eligible Employee participates in two (2) or more plans which are maintained by the Company or an Affiliated Company to which matching contributions, after-tax contributions or before-tax contributions are made, all such contributions on behalf of such Highly Compensated Eligible Employee shall be aggregated for purposes of Sections 13.5 and 13.6.

Section 13.8.   <u>Definitions</u>. The following words and phrases when used with an initial capital letter, unless their context clearly indicates to the contrary, shall have the respective meanings set forth below:

a.   **<u>Actual Deferral Percentage</u>**. For the Highly Compensated Eligible Employees and all other Eligible Employees for a Plan Year, the average

of the ratios, expressed as a percentage and calculated separately for each person in each such group, of (i) Before-Tax Contributions actually made by a Participating Company on behalf of an Eligible Employee for such Plan Year to (ii) the Eligible Employee's Compensation for such Plan Year, determined after any adjustments made pursuant to Section 13.2. The Actual Deferral Percentage of each Eligible Employee shall be rounded to the nearest 100th of 1% of such Eligible Employee's Compensation. The Actual Deferral Percentage of an Eligible Employee who makes no Before-Tax Contributions is zero.

b.   **Actual Contribution Percentage**. For the Highly Compensated Eligible Employees and all other Eligible Employees for a Plan Year, the average of the ratios, expressed as a percentage and calculated separately for each person in each such group, of (i) the sum of the amount of the Company Matching Contributions actually made on behalf of an Eligible Employee for such Plan Year plus the amount of After-Tax Contributions made by such Eligible Employee for such Plan Year to (ii) the Eligible Employee's Compensation for such Plan Year, determined after any adjustments made pursuant to Sections 13.2 and 13.5. The Actual Contribution Percentage of each Eligible Employee shall be rounded to the nearest 100th of 1% of such Eligible Employee's Compensation.

c.   **Eligible Employee**. With respect to a Plan Year, an Employee who is eligible to participate in the Plan as set forth in Section 3.1, whether or not he elects in accordance with Section 3.2 to participate in the Plan.

d.   **Highly Compensated Eligible Employee**.

e.   **An Employee of a Participating Company who**:

(i)   was a five-percent owner, as defined in section 416(i) of the Code, at any time during the determination year or the look-back year; or

(ii)   for the look-back year had Compensation from a Participating Company or an Affiliated Company in excess of $80,000 (as indexed) and

(iii)   was in the top-paid group for the look-back year. An Employee is in the top-paid group for any year if the Employee is in the group consisting of the top 20% of Employees of all Participating Companies and Affiliated Companies when ranked on the basis of Compensation paid to all Employees during such year (excluding Employees described in section 414(q)(5) of the Code to the extent permitted under the Code and regulations thereunder, and elected by the Committee).

The dollar amount for purposes of determining Highly Compensated Eligible Employees for a particular look-back year is based on the dollar amount in effect for the calendar year in which such look-back year begins.

For purposes of this definition, the "determination year" is the Plan Year for which a determination is being made and the "look-back year" is the preceding 12-month period.

        Section 13.9. <u>**No Calculation of Gap Period Income**</u>. Effective January 1, 2008, any return or payment of contributions to correct an excess described in Section 13.2(b), 13.5(c) or 13.6(c) will not include investment earnings or losses for the period from the end of the Plan Year in which such excess occurred to the date such excess is distributed.

ARTICLE XIV.
STATUTORY LIMITS ON ALLOCATIONS

Section 14.1. <u>Application of Article</u>. Notwithstanding anything contained herein to the contrary, allocations under this Plan shall be governed in accordance with the provisions of this Article XIV, which shall supersede any conflicting provisions in the Plan.

The following terms have the respective meanings specified in Section 14.5: "Affiliated Employer," "Annual Addition," "Excess Amount," and "Limitation Year."

Section 14.2. <u>Maximum Annual Additions</u>. In no event shall the aggregate Annual Additions which may be credited to a Participant's Account for any Limitation Year exceed the lesser of (i) $40,000 (as adjusted in accordance with Code section 415(d)) or (ii) 100% of the Participant's Compensation for such Limitation Year.

Section 14.3. <u>*Adjustment for Excessive Annual Additions*</u>. For this purpose, any excess amount resulting from application of the maximum Annual Addition in a Limitation Year which reduces Company Contributions shall be considered Annual Additions for such Limitation Year. After-Tax Contributions which exceed the Maximum Permissible Amount shall be returned to the Participant having made such After-Tax Contributions.

Section 14.4. <u>Membership in Other Plans.</u>

a. **<u>Aggregation of Defined Contribution Plan Benefits</u>**. The maximum Annual Addition for any Participant who at any time has been a participant in one or more defined contribution plans maintained by an Affiliated Employer, shall apply as if the total contributions and other additions under all such defined contribution plans in which the Participant has been a participant were received under one plan.

b. **<u>Defined Benefit Plans</u>**. For purposes of determining the aggregate amount of Annual Additions, benefits under any defined benefit plan which are derived from employee contributions shall be treated as a separate defined contribution plan.

Section 14.5. <u>Definitions</u>. The following words and phrases when used with an initial capital letter, unless their context clearly indicates to the contrary, shall have the respective meanings set forth below:

a. **<u>Affiliated Employer</u>**. Any corporation or other entity within the meaning set forth in section 1.415-8(c) of the Income Tax Regulations.

b. **<u>Annual Addition</u>**. With respect to each Plan Year, the aggregate amounts credited to a Participant's Account from Company Matching Contributions, Performance Retirement Contributions, Basic Retirement Contributions, After-Tax Contributions and Before-Tax Contributions.

c. **Excess Amount**. The excess of the Participant's Annual Additions for the Limitation Year over the Maximum Permissible Amount.

d. **Limitation Year**. The calendar year. All qualified plans maintained by Company use the same Limitation Year. If the Limitation Year is amended to a different 12-consecutive month period, the new Limitation Year must begin on a date within the Limitation Year in which the amendment is made.

ARTICLE XV.
SPECIAL RULES FOR TOP-HEAVY PLANS

Section 15.1. Application of Top-Heavy Rules. Notwithstanding anything contained herein to the contrary, for any Plan Year in which this Plan is determined to be a "Top-Heavy Plan," as defined below, the Plan shall be governed in accordance with the provisions of this Article XV, which shall supersede any conflicting provisions in the Plan.

The following terms have the respective meanings specified in Section 15.8: "Affiliated Company," "Key Employee," "Non-Key Employee," "Permissive Aggregation Group" and "Required Aggregation Group."

Section 15.2. Determination of Top-Heavy Status. This Plan will be deemed to be a Top-Heavy Plan for any Plan Year if: (i) the Plan is not included in any Required Aggregation Group or Permissive Aggregation Group and the Top-Heavy Ratio (as defined below) for the Plan exceeds sixty percent (60%); or (ii) the Plan is included in a Required Aggregation Group but not a Permissive Aggregation Group and the Top-Heavy Ratio for the Required Aggregation Group exceeds sixty percent (60%); or (iii) the Plan is included in a Required Aggregation Group and a Permissive Aggregation Group and the Top-Heavy Ratio for the Permissive Aggregation Group exceeds sixty percent (60%).

The determination of the Top-Heavy Ratio shall be calculated in accordance with the rules set forth in Code section 416. For such purpose, the "determination date" and the "valuation date" for each Plan Year shall be the last day of the preceding Plan Year immediately preceding the date as to which such determination is made and the present value of a Participant's accrued benefits under any defined benefit plan shall be determined using the actuarial assumptions then in use for the purpose of determining the employer's contribution to such plan.

Section 15.3. Minimum Contribution Requirement. For any Plan Year in which this Plan is determined to be a Top-Heavy Plan, either (i) a minimum contribution shall be made pursuant to the Plan or another defined contribution plan maintained by the Participating Company to the Account of each Participant who is a Non-Key Employee by the Participating Company that employs him, or (ii) a minimum non-integrated benefit must be provided to each Non-Key Employee pursuant to a defined benefit plan maintained by the Participating Company by the Participating Company that employs him. For the purposes of the preceding sentence, the minimum contribution provided to each Non-Key Employee shall be equal to three percent (3%) of such Non-Key Employee's Compensation. If, however, employee contributions (including any Before-Tax Contributions made on behalf of the Participant), under this and any other defined contribution plan required to be included in the Top-Heavy Group and maintained by the Participating Company, for any Key Employees for such Plan Year is less than

67

three percent (3%) of such Key Employee's Compensation not in excess of $170,000, then, the Participating Company's minimum contribution to each Participant shall equal the amount that results from multiplying such Participant's Compensation times the highest contribution rate of any Key Employee covered by the Plan (including any Before-Tax Contribution made on behalf of the Participant). For purposes of the first sentence of this Section 15.3, the minimum non-integrated benefit provided by the Participating Company to each Non-Key Employee is an amount, which when expressed as an annual retirement benefit, shall be no less than two percent (2%) of such Non-Key Employee's average annual Compensation for the five (5) highest consecutive years of service with the Participating Company, not to exceed ten (10) years. Company Matching Contributions shall be taken into account for purposes of satisfying the minimum contribution requirements of Code section 416(c)(2) and the Plan. The preceding sentence shall apply with respect to Company Matching Contributions under the Plan or, if the minimum contribution requirement shall be met in another plan, such other plan. Company Matching Contributions that are used to satisfy the minimum contribution requirements shall be treated as Company Matching Contributions for purposes of the actual contribution percentage test and other requirements of Code section 401(m).

Section 15.4. **Employment Requirement**. Section 15.3 shall not apply to any Participant who was not employed by an Affiliated Company on the last day of the Plan Year.

Section 15.5. **Aggregation With Other Plans**. For purposes of Section 15.3, company contributions and before-tax contributions allocated under any other defined contribution plan of an Affiliated Company in which any Key Employee participates or which enables another defined contribution plan to meet the requirements of Code section 401(a)(4) or 410 shall be considered contributions and forfeitures allocated under this Plan. In the case of any Non-Key Employee Participant who is also a participant in any defined benefit plan of an Affiliated Company, the foregoing provisions of Section 15.3 shall be applied, but with five percent (5%) substituted for three percent (3%).

Section 15.6. **Distribution Requirements**. Distribution of a Participant's interest must commence no later than the month following the month the Participant attains age seventy (70) or retires, whichever is later.

Section 15.7. **Definitions**. The following words and phrases when used with an initial capital letter, unless their context clearly indicates to the contrary, shall have the respective meanings set forth below:

a. **Affiliated Company**. The Company and any corporation which is a member of a controlled group of corporations (as defined in Code section 414(b)) which includes the Company; any trade or business (whether or not incorporated) which is under common control (as defined in Code section 414(c)) with the Company; (c) any organization (whether

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incorporated or not) which is a member of an affiliated service group (as defined in Code section 414(m) which includes the Company; and any other entity required to be aggregated with the Company pursuant to regulations under Code section 414(o).

b.   **Key Employee**. As defined in Code section 416(i) of the Code.

c.   **Non-Key Employee**. An Employee other than a Key Employee.

d.   **Permissive Aggregation Group**. The Required Aggregation Group of plans plus any other plan or plans of the Affiliated Companies which, when considered as a group with the Required Aggregation Group, would continue to satisfy the requirements of Code sections 401(a)(4) and 410.

e.   **Required Aggregation Group**. Each qualified plan of the Affiliated Companies in which at least one Key Employee participates, and any other qualified plan of the Affiliated Companies which enables a plan described in (1) to meet the requirements of Code sections 401(a)(4) or 410, including any such plan that has terminated within the prior five Plan Years.

ARTICLE XVI.
VOTING AND OTHER RIGHTS OF COMPANY STOCK

Section 16.1. General

(a)   Each Participant, Inactive Participant or Beneficiary (for purposes of this Article XVI, collectively, "Voting Person") shall have the right to direct the Trustee as to the manner of voting and the exercise of all other rights which a shareholder of record has with respect to shares (and fractional shares) of Company Stock which have been allocated to the Voting Person's separate Account including, but not limited to, the right to sell or retain shares in a public or private tender offer.

(b)   All Shares (and fractional shares) of Company Stock for which the Trustee has not received timely Participant directions, and shares which have not been allocated to Participants' Accounts ("unallocated shares"), shall be voted or exercised by the Trustee in the same proportion as the shares (and fractional shares) of Company Stock for which the Trustee received timely Voting Persons' directions, except in the case where to do so would be inconsistent with the provisions of Title I of ERISA. All reasonable efforts shall be made to inform each Voting Person that shares of Company Stock for which the Trustee does not receive Voting Person direction shall be voted pro rata in proportion to the shares for which the Trustee has received Voting Person direction.

Section 16.2. Tender Offers.
Notwithstanding anything to the contrary, in the event of a tender offer for Company Stock, the Trustee shall interpret a Voting Person's silence as a direction not to tender the shares of Company Stock allocated to the Voting Person's separate Account and, therefore, the Trustee shall not tender any shares (or fractional shares) of Company Stock for which it does not receive timely directions to tender such shares (or fractional shares) from Voting Persons, except in the case where to do so would be inconsistent with the provisions of Title I of ERISA. Furthermore, tender offer materials provided to Voting Persons shall specifically inform Voting Persons that the Trustee shall interpret a Voting Person's silence as a direction not to tender the Voting Person's shares of Company Stock. With respect to unallocated shares, the Trustee shall tender a number of such shares that is in the same proportion to the total number of unallocated shares as the number of allocated shares directed to be tendered by Voting Persons bears to the total number of shares allocated to the separate accounts of Voting Persons, except in the case where to do so would be inconsistent with the provisions of Title I of ERISA.

Section 16.3. Status as Named Fiduciary.
Information relating to the purchase, holding and sale of securities and the exercise of voting, tender and other similar rights with respect to Company Stock by Voting Persons shall be maintained in accordance with procedures that are designed to safeguard the confidentiality of such information, except to the extent necessary to comply with Federal laws or State laws not preempted by ERISA. The Trustee shall be the fiduciary who is responsible for ensuring that such procedures are sufficient to safeguard the

confidentiality of the information described above and that such procedures are followed.

ARTICLE XVII.
DESIGNATION OF BENEFICIARIES

Section 17.1. <u>Designation Procedure</u>. Subject to the provisions of Section 17.2, each Participant, Inactive Participant or Beneficiary may designate one or more Beneficiaries (who may be designated primarily, contingently or successively and who may be an entity other than a natural person) to whom his Plan benefits are to be paid if he dies before receipt of all such benefits. Each Beneficiary designation shall be in the prescribed form, and will be effective only when filed during the Participant's, Inactive Participant's or Beneficiary's lifetime. No joint ownership or co-ownership is permitted under the Plan. A change in beneficiary may be made at any time subject to any relevant legal requirements and shall be effective when received and recorded. Each Beneficiary designation will cancel all Beneficiary designations previously filed. The revocation of a Beneficiary designation no matter how effected, shall not require the consent of any designated Beneficiary except as provided in Section 17.2 below. The designation of a minor as a Beneficiary hereunder shall be accompanied by proper verification of such minor's legal guardian where the minor is other than the designating Participant's, Inactive Participant's or Beneficiary's natural or adopted child.

Section 17.2. <u>Spousal Consent</u>. Except where a Beneficiary wishes to designate another individual as his or her Beneficiary with regard to any benefits under this Plan, no non-spousal Beneficiary designation shall be effective under this Plan unless the Participant's or Inactive Participant's spouse consents in writing to such designation, the spouse's consent acknowledges the effect of such designation and the spouse's signature is notarized. Any Beneficiary designation previously made by a Participant or Inactive Participant, both spousal and non-spousal, shall be automatically revoked upon the marriage or remarriage of the Participant or Inactive Participant. A spouse's consent shall be valid under the Plan only with respect to the specified Beneficiary or Beneficiaries designated by the Participant or Inactive Participant. If the non-spousal Beneficiary or Beneficiaries are subsequently changed by the Participant or Inactive Participant, a new consent by the spouse will be required. The spouse's consent to any Beneficiary designation made by a Participant or Inactive Participant pursuant to the Plan, once made, may not be revoked by the spouse.

Notwithstanding the foregoing, spousal consent to a Participant's or Inactive Participant's Beneficiary designation shall not be required if: (i) the spouse is designated as the sole primary beneficiary by the Participant, or (ii) it is established that spousal consent cannot be obtained because there is no spouse, because the spouse can not be located or because of such other circumstances as may be prescribed in regulations issued by the Secretary of the Treasury. Any consent by a spouse or any determination that the consent is not required pursuant to (i) or (ii) shall be effective only with respect to such spouse.

Section 17.3. <u>Absence of Designation</u>. If any Participant or Inactive Participant fails to designate a Beneficiary in the manner provided above, or if the Beneficiary designated by the deceased Participant dies before him or before complete distribution of the Participant's benefits, the Trustee shall distribute such benefits in the following order of priority to the deceased Participant's: (i) spouse, if any, and otherwise his (ii) estate. If there is doubt as to the right of any person to receive such amount, the Trustee may be directed to retain such amount, without liability for interest thereon, until the rights thereto are determined, or the Trustee may be directed to pay such amount into any court of appropriate jurisdiction and such payment shall be a complete discharge of the liability of this Plan and the Trust.

ARTICLE XVIII.
ASSIGNMENT OR ATTACHMENT

Section 18.1. Nonassignability.

   a.   To the extent permitted by law, and except as provided for in Article XII,
            no right or interest of any Participant or his Beneficiaries to any benefits
            or future payments under this Plan or under the Trust shall be subject in
            any manner to alienation by anticipation, sale, transfer, assignment,
            bankruptcy, pledge, attachment, charge or encumbrance of any kind nor in
            any manner be subject to the debts or liabilities of any person and any
            attempt to so alienate or subject any such amount, whether presently or
            thereafter payable, shall be void; provided, however, the foregoing shall
            not apply to any assignment or transfer, in the case of Participant's death,
            to his designated beneficiary or beneficiaries as provided in the Plan or, in
            the absence of such designation, to his spouse or estate, in the foregoing
            order of priority. If any person shall attempt to, or shall, alienate, sell,
            transfer, assign, pledge, attach, charge or otherwise encumber any amount
            payable under the Plan and Trust, or any part thereof, or if by reason of his
            bankruptcy or other event happening at any such time such amount would
            be made subject to his debts or liabilities or would otherwise not be
            enjoyed by him, then such amounts may be withheld and that the same or
            any part thereof be paid or applied to or for the benefit of such person, his
            spouse, children or other dependents, or any of them, in such manner and
            proportion as may be deemed proper.

   b.   Notwithstanding the foregoing, the rules described in Section 18.1(a) shall
            not apply to (1) a federal tax levy made pursuant to section 6331 of the
            Code, (2) any benefit payable pursuant to a qualified domestic relations
            order ("QDRO") as described in Section 18.2, or (3) an offset of a
            Participant's benefits for certain judgments or settlements described in
            section 401(a)(13)(C) of the Code.

Section 18.2. QDRO Exception. In the event a QDRO is received by the Committee, it
        shall be followed in accordance with its provisions without otherwise invalidating
        this Article XVIII. Upon receipt of any domestic relations order by this Plan, the
        Committee shall take the following steps:

   a.   **Notice**. The Committee shall notify, by letter, the Participant and any
            alternate payee (as defined in Code section 414(p)(8) named in such order
            of the receipt of a domestic relations order and this Plan's procedures for
            determining whether such order is a QDRO. The notice to the alternate
            payee shall include a statement that he is entitled to designate a
            representative for receipt of copies of any notices that are sent to the
            alternate payee with respect to a domestic relations order. The notice shall
            be sent to the Participant and alternate payee at the address specified in the

order or, if none is specified, at the address of the Participant or alternate payee last known to the Committee.

Section 18.3. QDRO Determination. Within a reasonable period of time after receipt of such order, the Committee shall make a determination as to whether such an order is a QDRO and notify the Participant and each alternate payee of such determination. In making its determination, the Committee may seek the advice of legal counsel as to whether the order meets the requirements of Code section 401(a)(13).

Section 18.4. Segregation of Funds; Payment. Pending the Committee's determination of whether a domestic relations order is a QDRO, the Committee shall instruct the Trustee to segregate the amounts payable to the alternate payee during such period if the order is a QDRO. The alternate payee shall be paid his separate Account or his percentage of the Participant's Account in a lump sum payment unless the domestic relations order specifies a different manner of payment permitted by this Plan; the alternate payee shall not be required to consent to such lump sum payment. The Committee shall adopt reasonable procedures to determine the qualified status of domestic relations orders and to administer the distributions thereunder.

Section 18.5. Rights of Alternate Payees. Subject to the requirements of the applicable provisions of this Document, an Alternate Payee shall have the same rights with regard to the distribution of a benefit mandated by a Qualified Domestic Relations Order as the Participant who is the subject of such Order. Except as otherwise provided by law, however, no provision of this Document shall be construed as affording an Alternate Payee the rights of a Participant herein.

ARTICLE XIX.
ADMINISTRATION

Section 19.1. <u>General</u>. Except for matters required by the terms of this Plan or of the Trust Agreement to be decided by the Board or the Trustee, the Plan shall be administered by the Committee, as such Committee is from time to time constituted, or any successor committee the Board may designate to administer the Plan; provided that if at any time Rule 16b-3 or any successor rule ("Rule 16b-3") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), so permits without adversely affecting the ability of the Plan to comply with the conditions for exemption from Section 16 of the Exchange Act (or any successor provision) provided by Rule 16b-3, the Committee may delegate the administration of the Plan in whole or in part, on such terms and conditions, and to such person or persons as it may determine in its discretion, as it relates to persons not subject to Section 16 of the Exchange Act (or any successor provision). The membership of the Committee or such successor committee shall be constituted so as to comply at all times with the applicable requirements of Rule 16b-3. No member of the Committee shall be eligible or have been eligible within one year prior to his appointment to participate in the Plan or to receive awards under any other plan, program or arrangement of the Company or any of its affiliates if such eligibility would cause such member to cease to be a "disinterested person" under Rule 16b-3; provided that if at any time Rule 16b-3 so permits without adversely affecting the ability of the Plan to comply with the conditions for exemption from Section 16 of the Exchange Act (or any successor provision) provided by Rule 16b-3, one or more members of the Committee may cease to be "disinterested persons."

Section 19.2. <u>Fiduciary Responsibility of the Committee</u>. Subject to the provisions of Subsection 19.1, the Committee shall be the plan administrator and, as a named fiduciary, shall have fiduciary responsibility under ERISA for the general operation of this Plan, and the exclusive authority and responsibility (i) to appoint and remove investment advisors, if any, with respect to any investment medium or fund of the Trust Fund and the Trustee or any successor Trustee under the Plan and Trust Agreement, (ii) to direct the segregation of all or a portion of the assets of any investment medium or fund of the Trust Fund into an investment advisor account or accounts at any time and from time to time, and to add assets to or withdraw assets from such investment advisor account or accounts as it deems desirable or appropriate; provided, however, that, except as expressly set forth above, the Committee shall have no responsibility for or control over the investment of Trust Assets.

Section 19.3. <u>Responsibilities of the Board and Trustee</u>. Notwithstanding anything contained herein to the contrary, the Board shall have the exclusive authority to appoint and remove the members of the Committee and, as provided in Section 20.1, to amend, suspend or terminate, in whole or in part, this Plan; and the Trustee shall have the sole responsibility for the administration of the Trust and, except to the extent that the authority to manage all or a part of the Trust Assets is

allocated by the Committee to one or more Investment Managers, the management and control of the Trust Assets, all as specifically provided in the Trust Agreement.

Section 19.4. <u>Certain Committee Provisions.</u>

Section 19.5. <u>Powers</u>. Subject to any limitation imposed by law or by this Plan, the Committee shall have such authority and powers as may be necessary to administer the Plan in accordance with its terms, including, but not by way of limitation, the authority and power to:

a. *determine all questions affecting the eligibility of any person to participate in this Plan;*

b. *determine the amount, manner and time of any benefits payable under this Plan to any Participant, Inactive Participant or Beneficiary;*

c. *prescribe procedures to be followed by Participants, Inactive Participants or Beneficiaries filing applications for benefits;*

d. *employ such legal counsel, accountants, actuaries, consultants and agents, and such clerical and other services, as are reasonably necessary to assist in the administration of this Plan;*

e. *adopt such rules and regulations as it deems appropriate for the administration of this Plan and the transaction of its business, or clarifying the interpretation of the Plan, which is not inconsistent with the terms, provisions and intent of the Plan, all such rules and regulations to be uniformly and consistently applied to all Participants in similar circumstances;*

f. *issue directions to the Trustee concerning all distributions or withdrawals to be made from the Trust Fund pursuant to the provisions of this Plan;*

g. *designate investment policies under which the Trustee shall act;*

h. *correct defects, rectify omissions and reconcile inconsistencies to the extent necessary to effectuate this Plan;*

i. *construe all terms, provisions, conditions and limitations of this Plan, and determine all questions arising out of or in connection with the provisions of the Plan or its administration in any and all areas in which the Committee deems such determination advisable.*

j. *to delegate the above authority to such person(s) as the Committee may designate, including but not limited to, a third party record keeper.*

Section 19.6. **<u>Records and Reports</u>**. The Committee shall exercise such authority and responsibility as it deems appropriate in order to comply with ERISA and governmental regulations issued thereunder relating to records of Participant's service, account balances and the percentage of such account balances which are nonforfeitable under this Plan; notifications to Participants; annual registration with the Internal Revenue Service; and annual reports to the Department of Labor.

Section 19.7. **<u>Disputes</u>**. If any dispute shall arise as to any act to be performed by the Committee, the Committee may postpone the performing of such act until final adjudication of such dispute shall have been made in a court of competent jurisdiction or until the members of the Committee shall be indemnified against loss to their satisfaction.

Section 19.8. **<u>Interested Members</u>**. Subject to the requirements of the Exchange Act and any rules and regulations thereunder, no action by the Committee shall be void or voidable solely because such action specifically relates to or affects the participation or benefits of one or more Committee members (as opposed to relating to or affecting the participation or benefits of all Participants or any category or group of Participants), or solely because such member or members were present at or participated in the meeting at which such action was taken, or such member's or members' votes were counted for such purpose, if the material facts as to such member's or members' interest in such action are disclosed to or known by the Committee and it authorizes the action in good faith by the affirmative votes of a majority of the members present who are not so interested, even though they may constitute less than a quorum. Interested members may be counted in determining the presence of a quorum at any meeting of the Committee.

Section 19.9. **<u>Superseding Action</u>**. The provisions of this Section 19.4 and other sections of this Article XIX shall no longer be effective to the extent actions taken by the Ashland Inc. board of directors on or after September 17, 2009 or actions taken by the Ashland Inc. Investment and Administrative Oversight Committee on or after September 17, 2009 either expressly or impliedly conflict with one or more of the provisions of this Section 19.4 and other provisions in Article XIX, as may be determined by the Committee.

Section 19.10. **<u>Records and Reliance on Information</u>**. The Committee shall maintain or cause to be maintained records reflecting administration of the Plan, which records shall be subject to audit by the Company. The members of the Committee or any Participating Company, and their respective officers, directors and employees, shall be entitled to rely upon all tables, valuations, certificates, opinions and reports furnished by any actuary, accountant, trustee, insurance company, counsel, or other expert who shall be engaged by the Committee or by any Participating Company; the members of the Committee or any Participating Company, and their respective officers, directors and employees, shall be fully protected in respect of any action taken or omitted to be taken by them in good

faith in reliance thereon; and all action so taken or omitted shall be conclusive upon all persons affected thereby.

Section 19.11. <u>Conclusiveness of Action</u>. The Committee shall have the exclusive right and discretion to determine any question arising in connection with the interpretation, application or administration of this Plan, and its determination in good faith shall be conclusive and binding upon all parties concerned, including, without limitation, any and all Employees, Participants, spouses, Beneficiaries, heirs, distributees, estates, executors, administrators and assigns.

Section 19.12. <u>Bonding and Insurance</u>. To the extent required under ERISA section 412, the Company shall secure fidelity bonding for the fiduciaries of this Plan and the Company (in its discretion) or the Trustee (as directed by the Committee) may obtain a policy or policies of insurance for the members of the Committee (and other fiduciaries of the Plan) to cover liability or loss occurring by reason of the act or omission of the fiduciary.

Section 19.13. <u>Benefit Claims Procedures.</u>

a.   *Filing of Claim*. Any Participant, Inactive Participant or Beneficiary under this Plan ("Claimant"), may file a written claim for a Plan benefit with the Committee or. with a person named by the Committee to receive claims under the Plan. The claim shall include a general description of the benefit which the Claimant believes is due and the reasons the Claimant believes such benefit is due, to the extent this is within the knowledge of Claimant. It shall not be necessary for the Claimant to cite any particular Article or Section of the Plan, but only to set out the facts known to him which he believes constitutes a basis for a claim.

b.   *Action on Claim*. Within sixty (60) days of the receipt of the claim by the Committee, the Committee or its delegates shall notify the Claimant as to the disposition of the claim. Within ninety (90) days after receipt of the claim by the Committee, unless special circumstances require an extension of time for process of the claim, the Committee or its delegates shall notify the Claimant as to the disposition of the claim.

c.   *Denial of Claim*. In the event a claim is denied in whole or in part, the notice of denial shall contain (i) the specific reason or reasons for the denial and the written specific reference to the pertinent Plan provisions on which the denial or limitation of benefits is based, (ii) a description of the Plan's review procedures and the time limits applicable to such procedures, including a statement of the Claimant's right to bring a civil action under Section 502(a) of ERISA following an adverse benefit determination or review, and (iii) a description of any additional material or information necessary for the Claimant to perfect a claim and an explanation of why such material or information is necessary. If such an extension of time for processing is required, written notice of the

extension shall be furnished to the Claimant prior to the termination of said ninety (90) day period and such notice shall indicate the special circumstances which make the postponement appropriate.

Section 19.14. <u>Right of Review</u>. In the event of a denial or limitation of benefits, the Claimant or his duly authorized representative shall be permitted to review pertinent documents and to submit to the Committee issues and comments in writing. In addition, the Claimant or his duly authorized representative may make a written request for a full review of his claim and its denial by the Committee; provided, however, that such written request must be received by the Committee (or its delegates to receive such requests) within sixty days after receipt by the Claimant of written notification of the denial or limitation of the claim. The sixty (60) day requirement may be waived by the Committee in appropriate cases**.**

Section 19.15. <u>Decision on Review</u>. A decision shall be rendered by the Committee within sixty (60) days after the receipt of the request for review, provided that where special circumstances require an extension of time for processing the decision, it may be postponed on written notice to the Claimant (prior to the expiration of the initial sixty (60) day period), for an additional sixty (60) days, but in no event shall the decision be rendered more than one hundred twenty (120) days after the receipt of such request for review.

Section 19.16. <u>Conclusiveness of Action</u>. All interpretations, determinations and decisions of the Committee in respect of any claim hereunder shall be made at the discretion of the Committee and shall be final, conclusive and binding upon all persons claiming an interest in this Plan.

Section 19.17. <u>Collective Bargaining Unit Procedures</u>. Participants covered by a collective bargaining agreement, under which benefit claim denials are a proper subject for the agreements grievance procedure, shall use that grievance procedure in substitution of the foregoing Claim Denial Appeal Procedure.

Section 19.18. <u>Correction of Errors</u>. If any change in records or error results in any Participant or beneficiary receiving from this Plan more than he would have been entitled to receive had the records been correct or had the error not been made, the Participating Company by which he is employed, upon discovery of such error, shall correct the error by adjusting, as far as practicable, the payments in such manner that the benefits to which such person was correctly entitled shall be paid.

Section 19.19. <u>Plan Administrative Expenses</u>. The expenses of administering this Plan, including the fees and expenses of any Investment Manager and of the Trustee for the performance of their duties and cost of services rendered under the Plan and Trust, may, to the extent permitted by applicable law, be paid out of the Trust Fund and allocated to and deducted from the Accounts of Participants by the Committee in accordance with the provisions of Section 7.3, to the extent the Company does not pay such expenses directly or they are not otherwise charged in accordance with the provisions of Section 12.5.

ARTICLE XX.
AMENDMENT, TERMINATION OR MERGER, CONSOLIDATION OR TRANSFER OF ASSETS

Section 20.1. Power to Amend, Suspend or Terminate. The Board or its designee shall have the right and authority, except as provided in Section 20.2, to amend, suspend or discontinue this Plan in whole or in part at any time. Any such amendment may be retroactive if it is necessary or appropriate to qualify or maintain the Plan or Trust as a plan or trust meeting the requirements of Code section 401, to secure and maintain the tax exemption of the Trust under Code section 501, in order that the contributions to the Plan be deductible under Code section 404(a) and/or to bring the Plan or Trust into conformity with any other applicable provisions of the Code or ERISA and regulations issued under either the Code or ERISA.

Section 20.2. Limitation on Amendment or Termination. The Board shall not have the power to amend or terminate this Plan in such manner as would cause or permit any part of the assets of the Plan held in the Trust Fund to be diverted to purposes other than for the exclusive benefit of Participants, Inactive Participants and Beneficiaries, or as would cause or permit any portion of such assets to revert to or become the property of the Participating Companies, except as otherwise provided in Article V. The Board shall not have the right to modify or amend the Plan in such manner as to reduce the accrued benefit of any Participant, Inactive Participant or Beneficiary, to deprive any Participant, Inactive Participant or Beneficiary of any benefit to which any one of them was entitled under the Plan by reason of contributions made prior thereto, or adversely to affect the rights and duties of the Committee or the Trustee without its consent in writing, unless such modification or amendment is necessary to conform the Plan to, or to satisfy or continue to satisfy the conditions of, any applicable law, including ERISA, governmental regulations or rulings, or to cause the Plan to meet or to continue to meet the requirements for qualification of the Plan under Code section 401(a), or any similar statute enacted as a successor thereto.

Section 20.3. Suspension of Plan. In the event of suspension of this Plan, all provisions of the Plan shall continue in effect during such period of suspension, except Articles IV, V and those provisions of Article XI which permit resumption of contributions. Upon continuous suspension of the Plan for a period of three (3) years, the Plan shall terminate.

Section 20.4. Rights Upon Plan Termination. In the event of termination of this Plan in whole or in part, without establishment or maintenance of another defined contribution plan (other than an employee stock ownership plan as defined in section 4975(e)(7) or 409(a) of the Code, a simplified employee pension plan as defined in section 408(k) of the Code, a SIMPLE IRA as defined in section 408(p) of the Code, a plan or contract that satisfies the requirements of section 403(b) of the Code, or a plan that is described in section 457(b) or (f) of the Code), or upon the discontinuance of Company Matching Contributions,

Performance Retirement Contributions, and Basic Retirement Contributions, effective ninety (90) days after such termination or discontinuance, Accounts of affected Participants shall be settled and distributed under the provisions of Section 8.3 as though retirement had occurred on such ninetieth (90th) day. In the event of death or other termination of employment during such ninety (90) day period, Sections 8.2 and 8.3, as applicable, shall apply as to the method of payment. Notwithstanding the foregoing, any shares of Company Stock held in the Suspense Subfund which cannot be allocated to the Company Stock Accounts of Participants because such shares have not been released from the Suspense Subfund pursuant to Section 7.7, shall be delivered to the Company.

Section 20.5. Merger, Consolidation or Transfer. The merger or consolidation of this Plan with, or transfer of assets or liabilities of the Trust Fund to another trust fund held under any other plan of deferred compensation shall be permitted only if each Participant, Inactive Participant and Beneficiary in the Plan would receive a benefit immediately after the merger, consolidation or transfer, if such plan were then terminated, equal to or greater than the benefit he would have been entitled to receive immediately had this Plan been terminated immediately before the merger, consolidation or transfer. No merger, consolidation or transfer shall take place unless such other plan and trust are qualified under Code section 401(a), or if such merger, consolidation or transfer would cause this Plan to cease to be a qualified plan. Furthermore, no merger, consolidation or transfer shall take place unless the merged or consolidated plan or transferee plan will continue to apply such restrictions on distributions as are imposed by section 401(k) of the Code and the regulations thereunder.

Section 20.6. Adoption of Plan by Successor Company. A successor to the business of a Participating Company, by whatever form or manner resulting, may continue and adopt this Plan and the Trust Agreement by an instrument in writing executed by such successor and by the Company. Such successor shall succeed to all the rights, powers and duties hereunder of the Participating Company. The employment of any employee who is continued in the employ of such successor shall not be deemed to have been terminated for any purpose hereunder.

ARTICLE XXI.
RELATED ENTITIES; PARTICIPATING COMPANY WITHDRAWAL

Section 21.1.   Adoption of Plan by Related Entities. Any related entity of the Company, with the approval of the Board, may become a Participating Company and secure the benefits of this Plan for its eligible employees by adopting this Plan as its savings plan, by becoming a party to the Trust Agreement and by taking such other action as the Company shall consider necessary or desirable to accomplish that purpose.

Section 21.2.   Participating Company Withdrawal.

Section 21.3.   At the Company's Request. The Company, upon thirty (30) days' written notice, may at any time request a Participating Company to withdraw from this Plan, and upon the expiration of such thirty (30)-day period, unless such Participating Company has taken appropriate corporate or other action to accomplish such withdrawal, such Participating Company shall be deemed to have withdrawn from the Plan.

Section 21.4.   At the Related Entity's Request. Subject to the provisions of Subsection 21.2(d), any Participating Company, with the consent of the Company, may at any time withdraw from this Plan upon giving the Company and the Trustee at least thirty (30) days notice of its intention to withdraw.

Section 21.5.   Segregation of Trust Assets Upon Withdrawal. Upon withdrawal pursuant to either Subsection 21.2(a) or 21.2(b), the Trustee shall segregate such part of the Trust Assets as may be determined by the Committee to constitute the appropriate share of the Trust Fund then held in respect of the Participants of such Participating Company.

Section 21.6.   Exclusive Benefit of Members. Except as otherwise allowed by law, neither the segregation and transfer of the Trust Assets upon the withdrawal of a Participating Company nor the execution of a new agreement and declaration of trust by such withdrawing Participating Company shall operate to permit any part of the Trust Fund to be used for or diverted to purposes other than for the exclusive benefit of the Participants and their Beneficiaries.

Section 21.7.   Applicability of Withdrawal Provisions. The withdrawal provisions contained in this Article shall be applicable only if the withdrawing Participating Company continues to cover its Participants and eligible Employees in another defined contribution plan and trust qualified under Code sections 401 and 501. Otherwise, the termination provisions of Article XX of this Plan shall apply.

ARTICLE XXII.
MISCELLANEOUS

Section 22.1. Limitation of Liability. It is expressly understood and agreed by each Employee who becomes a Participant that, except as otherwise provided by law, neither the Committee nor any member thereof, any Participating Company or any stockholder, officer, director or employee thereof, any party to whom the Company or the Committee shall have allocated any responsibility or delegated any duty nor any other party acting at the request of the Board or the Committee shall be liable for any act or failure to act, or for any cause or reason or thing whatsoever, connected with or related to this Plan or the administration or operation thereof, except in case of willful misconduct or gross negligence.

Section 22.2. Estoppel. The Committee and each member thereof and the Company, and any other Participating Company, and each stockholder, officer, director and employee thereof, except as otherwise provided by law, shall be entitled to rely conclusively on all tables, valuations, certificates, statements, opinions, reports and other representations that shall be furnished by any actuary, accountant, trustee, financial institution, insurance company, counsel or other expert who shall be employed or engaged by the Company, any other Participating Company or the Committee, and shall be fully protected in respect of any action taken or omitted to be taken by them in good faith in reliance thereon; and any action so taken or omitted shall be conclusive upon all persons affected thereby. Any such certificate, statement or other representation made by an Employee, Participant or spouse of an Employee or Participant shall be conclusively binding upon such Employee, Participant and spouse and the Beneficiary of such Participant; and such Employee, Participant, spouse or Beneficiary shall thereafter and forever be estopped from disputing the truth and correctness of such certificate, statement or other representation. Any such certificate, statement or other representation made by a Participant's Beneficiary shall be conclusively binding upon such Beneficiary, and such Beneficiary shall thereafter and forever be estopped from disputing the truth and correctness of such certificate, statement or other representation.

Section 22.3. Indemnification and Insurance. To the full extent permitted by law, the Company and all other Participating Companies shall and do hereby jointly and severally indemnify and agree to hold harmless any and all parties protected under this Section 22.3 from any and all claims, demands, suits or proceedings made or threatened and any and all loss, damage or liability, joint or several, including payment of expenses in connection with defense against any such claim, for their acts, omissions and conduct, and for the acts, omissions and conduct of their duly appointed agents, in the administration of this Plan, which acts, omission or conduct constitutes or is alleged to constitute a breach of such party's fiduciary or other responsibilities under ERISA or any other law, except for those acts, omissions or conduct resulting from his own willful misconduct or willful failure to act; provided, however, that if any party would otherwise be entitled to indemnification hereunder in respect of any liability and such party shall be

insured against loss as a result of such liability by any insurance contract or contracts, such party shall be entitled to indemnification hereunder only to the extent by which the amount of such liability shall exceed the amount thereof payable under such insurance contract or contracts. Expenses against which any party indemnified under this Section 22.3 may be indemnified include, without limitation, the amount of any settlement or judgment, costs, counsel fees and related charges reasonably incurred in connection with a claim asserted or proceeding brought or settlement thereof. The foregoing right to indemnification shall be in addition to any other rights to which any party indemnified under this Section 22.3 may be entitled as a matter of law.

Section 22.4. **Trust Is Sole Source of Benefits**. The Trust shall be the sole source of benefits under this Plan and, except as otherwise required by law, the Company, the other Participating Companies and the Committee assume no liability or responsibility for payment of such benefits, and each Participant, Inactive Participant, Beneficiary or other person who shall claim the right to any payment under the Plan shall be entitled to look only to the Trust for such payment and shall not have any right, claim or demand therefor against the Participating Companies or the Committee or any member thereof, or any employee or director of any of the Participating Companies.

Section 22.5. **No Right to be Retained in Employment**. Nothing herein contained shall be deemed (i) to give to any employee the right to be retained in the employ of a Participating Company or any of its subsidiary or affiliated or associated companies (ii) to affect the right of such employer to terminate or discharge any employee at any time; (iii) to give such employer the right to require any employee to remain in its employ; or (iv) to affect any employee's right to terminate his employment at any time. The adoption and maintenance of this Plan shall not constitute a contract between the Company or any employee or consideration for, or an inducement to or condition of, the employment of any employee.

Section 22.6. **Sale of a Participating Company, Division or Business Unit**. In the event of a sale or other disposition of a Participating Company, or of all or a substantial part of a division or other business unit of a Participating Company which the Company determines under the facts constitutes an employment unit (hereinafter a "Transferred Employing Unit"), such portion of the Trust assets as may be determined by the Committee to constitute the appropriate share of the Trust Fund then held in respect of the Participants subsequently employed by the purchaser of or successor to the Transferred Employing Unit ("Transferred Participants") shall be held subject to transfer by the Trustee in accordance with the terms of the agreement pursuant to which the Transferred Employing Unit was sold or disposed of; provided, however, that this provision shall not supersede any other provision of the Plan.

If such agreement does not provide for a transfer of Trust Assets, or if the terms of the agreement provide for the transfer of Trust assets to a plan which is qualified under Code section 401(a) and

the purchaser or successor does not establish such a plan within twelve (12) months after the closing date of the sale or other disposition of the Transferred Employing Unit, the portion of the Trust Fund attributable to Transferred Participants shall be held by the Trustee for distribution to such Participants pursuant to the provisions of Article VIII.

Section 22.7. **Collective Bargaining Units**. This Plan shall become applicable to Employees who are members of a collective bargaining unit if, and when, the Participating Company and the authorized bargaining unit representatives as a result of good faith bargaining agree that the Plan shall apply to such Employees, except that any amendments mandated by law shall take effect at such time as, in the opinion of the Company's counsel, is legally required.

Section 22.8. **Communications.**

a. *Plan Communications*. All notices, statements, reports and other communications made, delivered or transmitted to a Participant, Beneficiary or other person under this Plan shall be deemed to have been duly given, made or transmitted when delivered to, or when mailed, postage prepaid and addressed to, such Participant, Beneficiary or other person at his address last appearing in the Plan's records.

b. *Communications by the Participants and Others*. All elections, designations, requests, notices, instructions and other communications made, delivered or transmitted by a Participating Company, Participant, Beneficiary or other person to the Committee required or permitted under this Plan shall be in such form as is prescribed from time to time by each such Committee, shall be mailed by first-class mail or delivered to such location as shall be specified by each such Committee, and shall be deemed to have been given and delivered only upon actual receipt thereof by such Committee at such location.

Section 22.9. **Prevention of Escheat**. If the Committee cannot ascertain the whereabouts of any person to whom a payment is due under this Plan, and if, after five (5) years from the date such payment is due, a notice of such payment due is mailed to the last known address of such person, as shown on the records of the Committee or the Company, and within three (3) months after such mailing such person has not made written claim therefor, the Committee, if it so elects, after receiving advice from counsel to the Plan, may direct that such payment and all remaining payments otherwise due to such person be cancelled on the records of the Plan and the amount thereof applied to reduce the contributions of the Company, and upon such cancellation, the Plan and the Trust shall have no further liability therefor except that, in the event such person later notifies the Committee of his whereabouts and requests the payment or payments due to him under the Plan, the amount so applied shall be paid to him as provided in Article VIII.

Section 22.10. <u>Inability to Locate Payee</u>. Anything to the contrary herein notwithstanding, if the Committee is unable, after a reasonable effort, to locate any Participant or Beneficiary to whom an amount is distributable hereunder, such amount shall be forfeited. Notwithstanding the foregoing, however, such amount shall be reinstated, by means of an additional contribution by the Company if and when a valid claim for the forfeited amount is subsequently made by the Participant or Beneficiary or if the Committee receives proof of death of such person, satisfactory to the Committee; in such case, payment of the reinstated amount shall be made in accordance with the provisions of this Plan. Any benefits lost by reason of applicable state law relating to escheat or abandoned property shall be considered forfeited but shall not be subject to reinstatement.

Section 22.11. <u>Facility of Payment Provision</u>. If the Committee shall find that any person to whom any amount is payable under this Plan is unable to care for his affairs because of illness or accident, or is a minor, or has died, then any payment due him or his estate (unless a prior claim therefor has been made by a duly appointed legal representative) may, if the Committee so elects, be paid to his spouse, a child, a relative, an institution maintaining or having custody of such person, or any other person deemed by the Committee to be a proper recipient on behalf of such person otherwise entitled to payment. Any such payment shall be a complete discharge of the liability of the Plan and the Trust therefor.

Section 22.12. <u>Public Accountant</u>. The Committee shall engage on behalf of Participants an independent qualified public accountant to conduct an examination of the Plan's financial records and other records of the Plan as such accountant may deem necessary and to render opinions as required under ERISA.

Section 22.13. <u>Required Information</u>. Each Participant and Inactive Participant shall file with the Committee such pertinent information concerning himself, his spouse and his Beneficiary as the Committee may specify, and no Participant, Inactive Participant, Beneficiary or other person shall have any rights or be entitled to any benefits under this Plan unless such information is filed by or with respect to him.

Section 22.14. <u>Summary Plan Description</u>. Each Participant shall be furnished with the summary plan description of this Plan required by Section 102(a)(1) and 104(b)(1) of ERISA. Such summary plan description shall be updated from time to time as required under ERISA and Department of Labor regulations thereunder.

Section 22.15. <u>Available Copies</u>. The Company shall make available for examination by any Participant copies of this Plan, the Trust Agreement(s) and the latest annual report of the Plan filed (on Form 5500) with the Internal Revenue Service. Upon written request of any Participant, the Company shall furnish copies of such documents and may make reasonable charge to cover the cost of furnishing such copies, as provided in the regulations of the Department of Labor.

Section 22.16. <u>Title and Headings</u>. The titles and headings of the Articles, Sections and Subsections are inserted for convenience of reference only, and in case of any conflicts, the text of this Plan, rather than the titles or headings, shall control.

Section 22.17. <u>Separability</u>. If any provision of this Plan is found, held or deemed to be void, unlawful, or unenforceable under any applicable statute or other controlling law, the remainder of this Plan shall continue in full force and effect.

Section 22.18. <u>Applicable Law</u>. This Plan and all rights thereunder shall be governed, construed, regulated, interpreted and administered according to the laws of the State of Delaware, except to the extent that state law shall not have been preempted by ERISA or by other federal law.

Section 22.19. <u>Legal Effect</u>. This Plan, as stated herein, shall amend and supersede, as of January 1, 2005, all provisions in the Plan as in effect on December 31, 2004, except as otherwise provided herein and further excepting that the rights of former Participants who terminated employment or retired prior to January 1, 2005, or made a total withdrawal prior to January 1, 2005, while employed, shall be governed by the terms of the Plan in effect at the time of termination of employment or retirement, or in effect on December 31, 2004 in the case of total withdrawals while employed, as the case may be, unless otherwise provided herein.

ARTICLE XXIII.
TREATMENT OF RETURNING VETERANS

Section 23.1. **Applicability and Effective Date**. The rights of any Returning Veteran who resumes employment with a Participating Company on or after December 12, 1994 shall be modified as set forth in this Article.

Section 23.2. **Eligibility to Participate.**

a. *For purposes of Section 3.1*

(i) A Returning Veteran who was an eligible Employee immediately prior to his Qualified Military Service shall be deemed to have remained an eligible Employee throughout his Qualified Military Service.

(ii) A Returning Veteran who would have become an eligible Employee during the period of his Qualified Military Service, but for the resulting absence from employment, shall be deemed to have become an eligible Employee as of the date he would have become an eligible Employee if he had not entered into Qualified Military Service.

Section 23.3. **Restoration of Before-Tax and/or After-Tax Contributions.**

Each Returning Veteran who, during his period of Qualified Military Service, would have been eligible to make Before-Tax and/or After-Tax Contributions shall be permitted to contribute an amount equal to the Before-Tax and/or After-Tax Contributions that he could have made during such absence from employment. Such "make-up" contributions shall be made during the period that begins with his reemployment by the Participating Company and ends with (1) the expiration of a period of five years, or (2) if shorter, a period of three times the period of Qualified Military Service.

Any make-up contributions described in Subsection (a) hereof shall be in addition to those Before-Tax and/or After-Tax Contributions that the Participant may elect to make pursuant to Section 4.2.

Section 23.4. **Determination of Earnings and Compensation**. For purposes of determining the amount of any make-up contributions under Section 23.3, and for applying the limits of Section 14.2, a Participant's Earnings or Compensation (as applicable) during any period of Qualified Military Service shall be deemed to equal either:

a. the Earnings or Compensation he would have received but for such Qualified Military Service, based on the rate of pay he would have received from a Participating Company; or

b. if the amount described in (a) above is not reasonably certain, his average Earnings or Compensation from a Participating Company during the 12-month period immediately preceding the Qualified Military Service (or, if

shorter, the period of employment immediately preceding the Qualified Military Service). Such amount shall be adjusted as necessary to reflect the length of the Participant's Qualified Military Service.

Section 23.5. Restoration of Matching Contributions. If a Returning Veteran contributes "make-up" Before-Tax and/or After-Tax Contributions pursuant to Section 23.3, the Participating Company shall contribute on his behalf the related Company Matching Contributions that it would have made under Subsection 5.1(a) if such Before-Tax and/or After-Tax Contributions had been made in the year to which they relate. Such Company Matching Contributions shall not include the earnings that would have accrued on such amount or any forfeitures that would have been allocated to his Account during the period of Qualified Military Service.

Section 23.6. Restoration of Basic Retirement Contributions, Performance Retirement Contributions, and/or Gain Sharing Contributions. With respect to any Plan Year for which a Returning Veteran would have shared in Basic Retirement Contributions, Performance Retirement Contributions, and/or Gain Sharing Contributions, but failed to do so solely by reason of his Qualified Military Service, the Participating Company shall contribute to such Participant's Basic Retirement Contribution Account, Performance Retirement Contribution Account, and/or Gain Sharing Contribution Account, as appropriate, an amount equal to the Basic Retirement Contributions, Performance Retirement Contributions, and/or Gain Sharing Contributions that would have been allocated to such sub-accounts, but for his absence for Qualified Military Service. Such contributions shall not include the earnings that would have accrued on such amounts.

Section 23.7. Application of Certain Limitations.

    a. For purposes of applying the limitations of Section 14.2, any make-up contributions described in Section 23.3, any related Company Matching Contributions described in Section 23.5, and any Performance Retirement Contributions, Basic Retirement Contributions, and Gain Sharing Contributions described in Section 23.6 shall be treated as contributions for the Limitation Year to which they relate, rather than the Limitation Year in which they are actually made.

    b. For purposes of applying the limitation of Section 13.2, any such make-up contributions described in Section 23.3 which are Before-Tax Contributions shall be treated as contributions for the calendar year to which they relate, rather than the calendar year in which they are actually made.

    c. For purposes of applying the limitations of Sections 13.5, 13.6 and 13.7 and Article XV, any make-up contributions described in Section 23.3, and related Company Matching Contributions described in Section 23.5 shall

be disregarded, both for the Plan Year to which the contributions relate, and for the Plan Year in which they are actually made.

Section 23.8. <u>**Suspension of Loan Repayments**</u>. Notwithstanding any provisions of Article XII to the contrary, if a Participant receives a loan from the Plan and enters into Qualified Military Service during the term of the loan, a decrease in Earnings or failure to make required loan repayments during such Qualified Military Service shall not result in a default under Section 12.4.

Section 23.9. <u>**Administrative Rules and Procedures**</u>. The Committee shall establish such rules and procedures as it deems necessary or desirable to implement the provisions of this Article, provided that they are not in violation of the Uniformed Services Employment and Reemployment Rights Act of 1994, any regulations thereunder, or any other applicable law.

Section 23.10. <u>**Military Service Distributions**</u>. Any Participant receiving differential wage payments described in the definition of Compensation or Earnings in Section 2.1 may elect a distribution of an amount from his or her before-tax account during the period such Employee is performing service in the uniformed services described in Code Section 3401(h)(2)(A).

Section 23.11. <u>**Death During Military Service**</u>. Effective for deaths occurring on or after January 1, 2007, the Beneficiary of any Participant who dies while performing qualified military service as defined in Code Section 414(u) shall be entitled to any additional benefits (other than benefit accruals relating to the period of qualified military service) provided under the Plan as if the Participant had resumed and then terminated employed on account of death.

Exhibit 24

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned Directors and Officers of ASHLAND INC., a Kentucky corporation (the "Corporation"), which anticipates filing with the Securities and Exchange Commission, under the provisions of the Securities Act of 1933, as amended, one or more registration statements on Form S-8 for the purpose of registering common stock of the Corporation (i) to be issuable pursuant to the exercise of converted stock options granted under employee benefit plans of Hercules Incorporated ("Hercules") and (ii) to be purchased by and/or allocated to participants in the Hercules Incorporated Savings and Investment Plan pursuant to the provisions of such plan, hereby constitutes and appoints JAMES J. O'BRIEN, DAVID L. HAUSRATH and LINDA L. FOSS, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power to act without the others, as attorneys-in-fact to execute and file on behalf of the undersigned and in the undersigned's name, place and stead, as a Director or an Officer of the Corporation, such registration statement(s) and any or all amendments (including post-effective amendments and any related registration statements pursuant to Rule 462) and any and all applications and documents to be filed with the Securities and Exchange Commission pertaining to the registration statement(s), with full power and authority to do and perform any and all acts and things whatsoever necessary or advisable to be done in the premises, as fully and for all intents and purposes as the undersigned could do in person, hereby ratifying and approving the acts of said attorneys-in-fact and any such substitute.

Dated: September 17, 2008

/s/ James J. O'Brien
James J. O'Brien, Chairman of the Board
and Chief Executive Officer

Barry W. Perry, Director

/s/ Lamar M. Chambers
Lamar M. Chambers, Senior Vice President,
Chief Financial Officer and Controller

/s/ Mark C. Rohr
Mark C. Rohr, Director

/s/ Roger W. Hale
Roger W. Hale, Director

/s/ George A. Schaefer, Jr.
George A. Schaefer, Jr., Director

/s/ Bernadine P. Healy
Bernadine P. Healy, Director

/s/ Theodore M. Solso
Theodore M. Solso, Director

/s/ Kathleen Ligocki
Kathleen Ligocki, Director

John F. Turner, Director

/s/ Vada O. Manager
Vada O. Manager, Director

/s/ Michael J. Ward
Michael J. Ward, Director